2003 ANNUAL REPORT

PARK NATIONAL CORPORATION

(Dollars in thousands, except per share data)	2003	2002	Percent Change
Earnings:			
Total interest income	**$ 264,629**	$ 287,920	–8.09%
Total interest expense	**61,992**	82,588	–24.94%
Net interest income	**202,637**	205,332	–1.31%
Net income	**86,878**	85,579	1.52%
Per Share:			
Net income — basic	**6.31**	6.17	2.27%
Net income — diluted	**6.27**	6.15	1.95%
Cash dividends declared	**3.37**	3.11	8.36%
Book value (end of period)	**39.45**	36.93	6.82%
At Year-End:			
Total assets	**$5,034,956**	$4,446,625	13.23%
Deposits	**3,414,249**	3,495,135	–2.31%
Loans	**2,730,803**	2,692,187	1.43%
Investment securities	**1,991,226**	1,383,142	43.96%
Total borrowed funds	**1,002,736**	376,104	166.61%
Stockholders' equity	**543,041**	509,292	6.63%
Ratios:			
Return on average equity	**16.69%**	17.56%	—
Return on average assets	**1.81%**	1.93%	—
Efficiency ratio	**45.66%**	46.02%	—

NET INCOME *(millions)*


2003
$86.9
2002
$85.6
2001
$78.4
2000
$68.5
1999
$63.8

EARNINGS PER SHARE *(diluted)*


2003
$6.27
2002
$6.15
2001
$5.58
2000
$4.81
1999
$4.43

RETURN ON AVERAGE EQUITY


2003
16.7%
2002
17.6%
2001
17.3%
2000
16.6%
1999
15.6%

RETURN ON AVERAGE ASSETS


2003
1.81%
2002
1.93%
2001
1.84%
2000
1.65%
1999
1.62%

Last year we earned $86.9 million in total, or $6.27 per share of stock outstanding. Just saying that doesn't tell you much. $87 million represents a lot of money, that's for sure. But does it represent good results, or poor? Using a term that is popular with the media these days, the answer depends on how we "spin" it.

For instance, to put the best face on it, we would modestly explain that 2003 was a banner year; earnings of $86.9 million were the highest in the history of the Company.

Further, when compared with our peers (all bank holding companies in the United States with assets between $3 billion and $10 billion), Park National Corporation looks very good, indeed.

Two measures of comparative performance used in the industry are Return on Equity (ROE) and Return on Assets (ROA). The first measures how well a company did in terms of earning money on the funds invested by the stockholders, and is calculated by dividing net income by equity. Year-end data for our peers are not yet available. However, for the first three quarters of 2003, Park's ROE was 17.75%. On average, our peers earned 13.91%.

Return on Assets is calculated by dividing net income by total assets and is an indication of how effectively the assets available to the company were employed. Here Park earned 1.90% while our peers earned 1.18%.

So—perhaps there is cause for jubilant stockholders to be dancing in the streets.

We don't think so.

We measure ourselves against others as shown above. But we also measure ourselves against ourselves, and using this approach, 2003 doesn't look very good at all.

We work very hard to increase our earnings each year. We've never been specific in defining how much of an increase is acceptable, how much is desirable, and how much is "out of sight."

During the last ten years our per-share earnings have increased at an *average* annual compound rate in excess of 10 percent. The operative word here is average. Sometimes our income grows more than 10 percent, sometimes less. During these years, the largest increase was 16.7 percent in 1996. We had the smallest increase last year, 2.0 percent. Looked at from this angle, 2003 was the worst year we've had in a decade (actually probably more than a decade. We didn't go back any further. We're not masochists, searching for ways to make ourselves look bad).

So, there you have it: either the best year in history, or the worst year in a decade. Sort of shakes your confidence in the veracity of financial data, doesn't it?

What we want to do now is look for reasons. Reasons, not excuses. Sometimes it's hard to tell the difference, but it's our intention to avoid whining and crying and blaming everything and everybody but ourselves. Years ago we had a cashier who had a wonderful facility for blaming everything on the Government. If you appeared at his desk with your most recent bank statement and complained that some of your checks were missing and others you received did not belong to you, he would somehow convince you that both you and the bank had a common enemy that caused all these problems—"the Government." It's tempting to blame the Government, and we know that the burden of what seems to be ever increasing regulatory requirements certainly increases our costs and reduces our income. But we are not unique among banks. The government did not make a special effort to burden only us with regulatory costs.

What we need to do is figure out why our per-share earnings went up only 2.0 percent rather than some much larger figure—say 10 percent. For the difference is substantial, more than $11 million in before-tax terms. That amount is large enough to inquire after.

To begin: In 2003, net interest income fell $2.7 million. That is unprecedented for Park National Corporation. Net interest income is defined as total interest income less interest expense. That's the way we make money in the banking business. If net interest income falls, one would expect net income to fall as well. We were saved from that fate by strong fee income as described later.

As part of what we believe to be prudent portfolio management, we sold securities with sales proceeds less than our costs, realizing losses of $6.1 million. We reinvested the proceeds from these sales at higher yields and will, in several years, more than make up the losses.

However, beyond that, we took some losses that were not so benign, losses that are permanent and that we won't get back.

Risk taking is very much a part of the banking business, and when assets are put at risk, losses are to be expected. We maintain substantial reserves to absorb losses that occur in the ordinary course of lending money. It's not always easy to determine which losses can be attributed to the "ordinary course" of doing business, and which go beyond that.

Losses that definitely qualify for inclusion in the latter category arose from several large loans originated at two affiliate banks—loans that should never have been made. These resulted in charge-offs of $1,850,000. To add insult to injury, in one of those instances, the customer was allowed to accumulate a $600,000 overdraft, in effect an interest-free loan. This is disgraceful, and we are embarrassed and ashamed.

Our real estate lenders did a land office business in 2003. They worked long, high-pressure hours during almost the entire year. We'll recount their successes later when we describe some of the good things that happened last year. In a tiny percentage of the cases we failed to make timely delivery of loans we had originated and sold. Interest rates went against us and we realized losses on delivery of these loans. The cost was $575,000. There is no excuse for this, even during busy times.

We did several other things that resulted in unnecessary losses, but the dollars involved weren't substantial. Finally, we lost money in situations that are more difficult to categorize. These losses should not have been allowed to happen, but the mistakes made were not egregious.

Fraud is a danger in any business. It sometimes seems that we no sooner learn our lesson from one fraud than someone finds a new way to cheat us. It's analogous to the explanation of why it is so difficult to make things foolproof: because fools are so ingenious.

During 2003, we suffered $400,000 in extraordinary losses from check fraud and credit card fraud. On the one hand, these losses should never have occurred. On the other, except for the diligence and expertise of the people working in these areas, they might have been many times larger. On balance, we are more impressed with the amounts they save us than we are disturbed by the losses we sustain.

Now with all that bad stuff out of the way, perhaps we can talk of something more positive. For, in fact, we accomplished lots of worthwhile things last year.

As mentioned above, all those associated with real estate mortgage lending had a great year last year and made a very substantial contribution to our earnings. We reported this in an earlier quarterly letter, but we are so pleased with and proud of these people, we think it bears repeating. Here are some data:

- Our real estate loan production set a record of more than a **billion** dollars last year, an increase of 60 percent over 2002. (Please excuse the emphasis. We're still small enough that a billion seems like a big number to us.)
- 2003 was so strong because low interest rates caused a boom in real estate mortgage financing. For Park this led to $9 million in additional fee income—more than enough to offset the reduction in net interest income mentioned above.
- Sold real estate loans that we service now total more than $1.1 billion. This will provide an important source of fee income for years to come.
- Several years ago we hired a group of mortgage experts as a kind of package deal. The group was led by Mike Shannon, and the experiment came to be known as the Shannon Project. We sometimes referred to it as research and development, but it wasn't really. We knew what we were getting and we knew it would work - and has it ever. From their office in Worthington, Mike and his associates originated $73 million in real estate loans for Park National last year.

During 2003, we managed to turnaround several areas that have been troubling us.

- The credit problems, which led to large charge-offs at Scope Leasing, seem (knock on wood) for the most part to be behind us. Scope has a new President, Bob Kent, and we anticipate that under his leadership the company will contribute earnings rather than losses.
- One of the most intractable problems we've had in recent years is to generate quality loans at reasonable prices. Loans grew in the third and fourth quarters. We hope this is a trend that will continue in 2004.

Last year we completed a core technology study. This involved a great deal of time and energy on the part of many Park people. The team working on this was led by David Trautman, Executive Vice President of The Park National Bank, and included technical people from our affiliates as well as the presidents of all our banks. Remarkably, everyone agreed on the directions we chose, and the hard work of conversions is now in process. We will save some $2 million in the next five years.

Mick Fanello retired from the boards of Park National Corporation and the Richland Trust Company in December. Mick's tenure at the Mansfield bank spanned nineteen years. He came on the corporate board at the time the Richland Bank joined Park. Mick is a person whom it is impossible not to like. He is pleasant and invariably upbeat, and his candid and straightforward nature makes him irresistible. Mick is an astute and successful businessman, and we benefited mightily from his experience and good judgement.

We find our business endlessly interesting. We are never bored. We like what we do and so do the rest of the people associated with Park National Corporation. We all aspire to do it better. And we look forward to the coming year, realizing that, unfortunately, we will, yet again, make more mistakes. Hopefully they will at least be new boners and not old ones repeated. We try to learn from our mistakes.

We appreciate your investment in this company. As we do each year, we want once again to ask your help. Please do business with us and direct others' business to us.

William T. McConnell
Chairman

Harry O. Egger
Vice Chairman

C. Daniel DeLawder
President

TABLE OF CONTENTS

STOCK LISTING:

AMEX Symbol – PRK
CUSIP #700658107

GENERAL STOCKHOLDER INQUIRIES:

Park National Corporation
David L. Trautman, Secretary
50 North Third Street
Post Office Box 3500
Newark, Ohio 43058-3500
740/349-3927

DIVIDEND REINVESTMENT PLAN:

The Corporation offers a plan whereby participating stockholders can purchase additional shares of Park National Corporation common stock through automatic reinvestment of their regular quarterly cash dividends. All commissions and fees connected with the purchase and safekeeping of the shares are paid by the Corporation. Details of the Plan and an enrollment card can be obtained by contacting the Corporation's Stock Transfer Agent and Registrar as indicated below.

DIRECT DEPOSIT OF DIVIDENDS:

The Corporation's stockholders may have their dividend payments directly deposited into their checking, savings or money market account. This direct deposit of dividends is free for all stockholders. If you have any questions or need an enrollment form, please contact the Corporation's Stock Transfer Agent and Registrar indicated below.

STOCK TRANSFER AGENT AND REGISTRAR:

First-Knox National Bank
Post Office Box 1270
One South Main Street
Mount Vernon, Ohio 43050-1270
800/837-5266 Ext. 5208

FORM 10-K:

All forms filed by the Corporation with the SEC (including our Form 10-K for 2003) are available on our website by clicking on the Documents/SEC Filings section of the Investor Relations page. These forms may also be obtained, without charge, by contacting the Secretary as indicated above.

INTERNET ADDRESS:

www.parknationalcorp.com

E-MAIL:

David L. Trautman
dtrautman@parknationalbank.com



Back Row Standing: **Lee Zazworsky** - President, Mid State Systems, Inc.; **James J. Cullers** - Of Counsel, Zelkowitz, Barry & Cullers; **William A. Phillips** - Chairman, Century National Bank; **John J. O'Neill** - Chairman, Southgate Corporation; **J. Gilbert Reese** - Senior Partner, Reese, Pyle, Drake & Meyer, P.L.L.

Middle Row: **Rick R. Taylor** - President, Jay Industries, Inc.; **William T. McConnell** - Chairman; **Harry O. Egger** - Vice Chairman; **C. Daniel DeLawder** - President

Front Row Seated: **Howard E. LeFevre** - Chairman of the Board, Truck One, Inc.; **Maureen Buchwald** - Owner, Glen Hill Orchard; **R. William Geyer** - Partner, Kincaid, Taylor and Geyer

CENTURY NATIONAL BANK DIRECTORS



Michael L. Bennett
Vice President of
Corporate Affairs
The Longaberger Company



Ronald A. Bucci
Co-Owner
Buckeye Stoneware
Partner in Fineline
Imprints



R. William Geyer
Partner
Kincaid, Taylor and Geyer



Robert D. Kessler
President
Kessler Sign Company



John W. Kozak
Senior Vice President
and
Chief Financial Officer
The Park National Bank



Henry C. Littick II
President
Southeastern Ohio
Broadcasting Systems Inc.



Thomas M. Lyall
President



William A. Phillips
Chairman



James L. Shipley
President
Miller-Lynn Insurance
Service and Smith-Brogan
Insurance Agency



Thomas L. Sieber
President and CEO
Genesis HealthCare
System



Dr. Anne C. Steele
President
Muskingum College



Dr. Robert J. Thompson
Neurologist
Neurological Associates
of SE Ohio, Inc.

THE CITIZENS NATIONAL BANK DIRECTORS



William C. Fralick
President
Security National Bank



Dr. Robert Head
President
Urbana University



Robert McConnell
President
Desmond-Stephan Mfg. Co.



Charles R. Saxbe
Partner
Chester, Willcox & Saxbe



Ralph Smucker
Owner
Smucker Insurance Agency



Ronald Welch
Farmer



James R. Wilson
President



John Wing
Farmer

FAIRFIELD NATIONAL DIVISION ADVISORY BOARD DIRECTORS



Charles P. Bird, Ph.D.
Vice President
Regional Higher Education
Ohio University, Athens



C. Daniel DeLawder
President
Park National Corporation



Leonard F. Gorsuch
Chairman and CEO
Fairfield Homes, Inc.



Edward J. Gurile, Jr.
Senior Vice President



Eleanor V. Hood
Retired Co-manager
The Lancaster Festival



Jonathan W. Nusbaum, M.D.
Director of Medical Education
Fairfield Medical Center



S. Alan Risch
President
Risch Drug Stores, Inc.



Mina H. Ubbing
CEO
Fairfield Medical Center



Paul Van Camp
Owner
P.V.C. Limited



Stephen G. Wells
President

FARMERS AND SAVINGS DIVISION ADVISORY BOARD DIRECTORS



Patricia A. Byerly
Retired Funeral Director
Byerly Lindsey Funeral Home



Timothy R. Cowen
Vice President
Cowen Truck Line, Inc.



James S. Lingenfelter
President



Roger E. Stitzlein
General Manager
Loudonville Farmers Equity



Chris D. Tuttle
President
Amish Oak Furniture Company, Inc.



Gordon E. Yance
President
First-Knox National Bank

THE FIRST-KNOX NATIONAL BANK DIRECTORS



Maureen Buchwald
Owner
Glen Hill Orchard



James J. Cullers
Of Counsel
Zelkowitz, Barry & Cullers



Ronald J. Hawk
President
Danville Feed and
Supply, Inc.



William B. Levering
President & CEO
Levering Management, Inc.



Noel C. Parrish
President
NOE, Inc.



Mark R. Ramser
President
Ohio Cumberland Gas Co.



R. Daniel Snyder
Director
Snyder Funeral
Homes, Inc.



Roger E. Stitzlein
General Manager
Loudonville Farmers Equity



David L. Trautman
Executive Vice President
The Park National Bank



Carlos E. Watkins
Retired President
First-Knox National Bank



Gordon E. Yance
President

THE PARK NATIONAL BANK DIRECTORS



Donna M. Alvarado
Managing Director
AGUILA International



C. Daniel DeLawder
President



F.W. Englefield IV
President
Englefield Oil Co.



Anne Cairns Federlein, Ph.D.
President
OSU-N and COTC



Howard E. LeFevre
Chairman of the Board
Truck One, Inc.



William T. McConnell
Chairman



Michael J. Menzer
President
Northstreet Partners, Inc.



Dr. Charles W. Noble, Sr.
Pastor
Shiloh Missionary Baptist Church



John J. O'Neill
Chairman
Southgate Corporation



J. Gilbert Reese
Senior Partner
Reese, Pyle, Drake & Meyer, P.L.L.



David L. Trautman
Executive Vice President



Lee Zazworsky
President
Mid State Systems, Inc.

THE RICHLAND TRUST COMPANY DIRECTORS



Ronald L. Adams
Retired President
DAI Emulsions, Inc.



Michael L. Chambers
President
J&B Acoustical



C. Daniel DeLawder
President
Park National Corporation



Benjamin A. Goldman
Retired President
Superior Building Services



Timothy J. Lehman
President



Grant E. Milliron
President
Milliron Industries



Shirley Monica
President
S.S.M. Inc.



Raymond A. Piar
Executive Vice President



Linda H. Smith
Managing Partner
Ashwood LLC



Rick R. Taylor
President
Jay Industries, Inc.

SECOND NATIONAL BANK DIRECTORS



Tyeis Baker Baumann
President
Rebsco, Inc.



Fred C. Brumbaugh
Retired President
Nelson Tree Service



C. Daniel DeLawder
President
Park National Corporation



Neil J. Diller
Chief Financial Officer
Cooper Farms, Inc.



Jeff Hittle
President, Hittle Pontiac-
Cadillac-GMC Dealership



Wesley M. Jetter
President
Ft. Recovery Industries



Raymond H. Lear
Chairman
Retired Regional Manager
Hughes Supply Inc.



Marvin J. Stammen
President

SECURITY NATIONAL BANK DIRECTORS



Harry O. Egger
Chairman of the Board



Vincent J. Demana
President
Benjamin Steel Company



Larry D. Ewald
President
Process Equipment Company



William C. Fralick
President



Larry E. Kaffenbarger
President
Kaffenbarger Truck Equipment Company



Richard E. Kramer
Retired President and CEO
Fulmer Supermarkets, Inc.



Thomas P. Loftis
President
Midland Properties, Inc.



Dr. Karen E. Rafinski
President and CEO
Clark State Community College



Chester L. Walthall
President
Heat-Treating, Inc.



Robert A. Warren
President
Hauck Bros., Inc.

UNITED BANK, N.A. DIRECTORS



W. J. Blicke
Retired
Senior Vice President
United Bank, N.A.



Joe D. Donithen
Retired President and CEO
United Bank, N.A.



Kenneth A. Parr, Jr.
Independent Insurance Agent
Parr Insurance Agency, Inc.



Donald R. Stone
President



Douglas M. Schilling
President
Ferro Graphics Inc.



David L. Trautman
Executive Vice President
The Park National Bank



Donald E. Widman, M.D.
Retired Radiologist



Douglas Wilson
Owner
Doug's Toggery



Dr. Richard N. Adams
Self-employed Consultant



John A. Brown
President



Mimi A. Crawford
President
Craycon Homes, Inc.



William C. Fralick
President
Security National Bank



Dr. Douglas D. Hulme
DVM, President
Oakview Veterinary Hospital



W. Samuel Robinson
Partner
Murray, Wells, Wendeln &
Robinson CPAs, Inc.

Park National Corporation

William T. McConnell
Chairman

Harry O. Egger
Vice Chairman

David L. Trautman
Secretary

C. Daniel DeLawder
President

John W. Kozak
Chief Financial Officer

Century National Bank

William A. Phillips
Chairman

Thomas M. Lyall
President

Maryann Thornton
Secretary/Treasurer

Barbara A. Gibbs
Senior Vice President

Patrick L. Nash
Senior Vice President

Raymond L. Omen
Senior Vice President

Michael F. Whiteman
Senior Vice President

Thomas W. Durant
Vice President

Jeffrey C. Jordan
Vice President

Bruce D. Kolopajlo
Vice President

Mark A. Longstreth
Vice President

James R. Merry
Vice President

C. Eugene Savage
Vice President

Carol S. Tolson
Vice President

Brent A. Barnes
Assistant Vice President and Auditor

Ann M. Gildow
Assistant Vice President

Anita L. Heckel
Assistant Vice President

Michael L. Hill
Assistant Vice President

M. Rick Knox
Assistant Vice President

Shawn W. Phelps
Assistant Vice President and Trust Officer

Cynthia J. Snider
Assistant Vice President

Brian J. Bee
Banking Officer

April D. Crabtree
Banking Officer

Janice A. Hutchison
Banking Officer

Dan D. Johnson
Banking Officer

Karen D. Lowe
Banking Officer

Rebecca A. Palmerton
Banking Officer

Beth A. Seyerle
Banking Officer

Victoria M. Thomas
Banking Officer

Douglas J. Wells
Banking Officer

Sherry A. Ziemer
Banking Officer

Patricia A. Boyd
Administrative Officer

John D. Dal Ponte
Administrative Officer

Diana F. McCloy
Administrative Officer

Paula L. Meadows
Administrative Officer

Amy F. Parker
Administrative Officer

Saundra W. Pritchard
Administrative Officer

Jody D. Spencer
Administrative Officer

The Citizens National Bank

James R. Wilson
President

Richard M. Anderson
Senior Vice President

Tim Bunnell
Vice President and Chief Financial Officer

Max M. Coates
Vice President

Judith A. Markin
Vice President

Rick L. McCain
Assistant Vice President

Mary A. Mitchell
Assistant Vice President

Consolidated Computer Center
Division of The Park National Bank

Terrance M. Sullivan
President

Sherron L. Hamm
Assistant Vice President

Thomas A. Underwood
Assistant Vice President

J. Douglas Goldsmith
Administrative Officer

Anthony L. Kendziorski
Administrative Officer

Richard H. Langley
Administrative Officer

Mark D. Ridenbaugh
Administrative Officer

Sandra S. Travis
Administrative Officer

Fairfield National
Division of The Park National Bank

Stephen G. Wells
President

Edward J. Gurile, Jr.
Senior Vice President

Richard E. Baker II
Vice President

Daniel R. Bates
Vice President

Timothy D. Hall
Vice President

Thomas L. Kokensparger
Vice President and Trust Officer

Ronald L. Bibler
Assistant Vice President and Auditor

Linda K. Boch
Assistant Vice President

Eric G. Dewey
Assistant Vice President

Linda M. Harris
Assistant Vice President

Molly S. Bates
Banking Officer

Linda B. Boch
Banking Officer

Donna M. Cotterman
Banking Officer

Monica Hampson
Banking Officer

Sabrena L. McClure
Banking Officer

Melissa J. McMullen
Banking Officer

Judith I. Smeck
Banking Officer

Sandra S. Uhl
Banking Officer

Janet K. Cochenour
Administrative Officer

Loretta J. Swyers
Administrative Officer

Brooke A. Taley
Administrative Officer

Tina L. Taley
Administrative Officer

Farmers and Savings
Division of The First-Knox National Bank

James S. Lingenfelter
President

Sharon E. Blubaugh
Vice President

Kenneth G. Gosche
Vice President

Hal D. Sheaffer
Vice President

Wayne D. Young
Vice President

Gregory A. Henley
Assistant Vice President

Barbara J. Young
Assistant Vice President

Michael C. Bandy
Trust and Administrative Officer

The First-Knox National Bank

Gordon E. Yance
President

Kathy K. Blackburn
Vice President

James E. Brinker
Vice President

William C. Brunka
Vice President

J. Curtis Cree
Vice President

Lawrence A. Dailey
Vice President

Mark P. Leonard
Vice President

W. Douglas Leonard
Vice President

Jesse L. Marlow
Vice President

Vickie A. Sant
Vice President

Ian Watson
Vice President and Trust Officer

Barbara A. Barry
Assistant Vice President

Rebecca A. Brownfield
Assistant Vice President

Cheri L. Butcher
Assistant Vice President and Trust Officer

Julie A. Cline
Assistant Vice President

Patty S. Durbin
Assistant Vice President

Cynthia L. Higgs
Assistant Vice President

Bruce B. Hite
Assistant Vice President

Debra E. Holiday
Assistant Vice President

R. Edward Kline
Assistant Vice President

Rebecca K. Rodeniser
Assistant Vice President

Gregory M. Roy
Assistant Vice President

Jerry D. Simon
Assistant Vice President

Joan M. Stout
Assistant Vice President

Todd P. Vermilya
Assistant Vice President

Phyllis D. Colopy
Banking Officer

Patti J. Frazee
Banking Officer

Becky J. Landis
Banking Officer

James S. Meyer
Banking Officer

Christopher S. Rickly
Banking Officer

Daniel A. Shrimplin
Banking Officer and Auditor

Sherry L. Snyder
Banking Officer

Sherri L. Stringfellow
Banking Officer

Rea D. Wirt
Banking Officer

The First-Knox National Bank (CONTINUED)

Ella E. Altizer
Administrative Officer

Robert T. Brooke
Administrative Officer

Rachelle R. Hartman
Administrative Officer

Tammy S. Lemley
Administrative Officer

Bethanne Moore
Administrative Officer

Diana R. Wagner
Administrative Officer

Guardian Financial Services

Earl W. Osborne
President

Matthew R. Marsh
Assistant Vice President

Mary E. Parsell
Lending Officer

The Park National Bank

William T. McConnell
Chairman

C. Daniel DeLawder
President

David L. Trautman
Executive Vice President

Thomas J. Button
Senior Vice President

John W. Kozak
Senior Vice President and Chief Financial Officer

Stuart N. Parsons
Senior Vice President and Trust Officer

Cheryl L. Snyder
Senior Vice President

William R. Wilson
Senior Vice President

Adrian O. Breen
Vice President

Peter G. Cassanos
Vice President

Edward E. Christian
Vice President

Cynthia H. Crane
Vice President

Lynn B. Fawcett
Vice President and Auditor

Lawrence E. Green
Vice President and Trust Officer

Steven J. Klein
Vice President

Edward D. Lewis
Vice President

Laura B. Lewis
Vice President

Terry C. Myers
Vice President and Trust Officer

Jerry S. Nethers
Vice President

Robert M. Parsley
Vice President

Brian L. Rogg
Vice President

David F. Romes
Vice President

Carole F. Sargent
Vice President

R. Michael Shannon
Vice President

Robert G. Springer
Vice President

Paul E. Turner
Vice President

Dean W. Weinert
Vice President

Gail A. Blizzard
Assistant Vice President

Jerry D. Cotterman
Assistant Vice President

Kathleen O. Crowley
Assistant Vice President and Auditor

Thomas M. Cummiskey
Assistant Vice President and Trust Officer

Catherine J. Evans
Assistant Vice President

Judith A. Franklin
Assistant Vice President

John S. Gard
Assistant Vice President and Trust Officer

David J. Gooch
Assistant Vice President

Ned E. Harter
Assistant Vice President

Daniel L. Hunt
Assistant Vice President

R. Kathleen Johnson
Assistant Vice President

Teresa M. Kroll
Assistant Vice President and Trust Officer

Brenda L. Kutan
Assistant Vice President

Michael D. McDonald
Assistant Vice President

Ronald C. McLeish
Assistant Vice President

Lydia E. Miller
Assistant Vice President

Jennifer L. Morehead
Assistant Vice President

Lisa C. Morton
Assistant Vice President

Eric E. Ott
Assistant Vice President

Tina M. Queen
Assistant Vice President

Karen K. Rice
Assistant Vice President

Ralph H. Root III
Assistant Vice President

Alan C. Rothweiler
Assistant Vice President and Auditor

Christine S. Schneider
Assistant Vice President

Brian E. Smith
Assistant Vice President

Julie L. Strohacker
Assistant Vice President and Trust Officer

Linda R. Tempesta
Assistant Vice President

The Park National Bank (CONTINUED)

John B. Uible
Assistant Vice President and Trust Officer

Ronald A. Walters
Assistant Vice President

Barbara A. Wilson
Assistant Vice President

Christa D. Wright
Assistant Vice President

Renee L. Baker
Banking Officer

Kathryn A. Bennett
Trust Officer

Dixie C. Brown
Banking Officer

Brenda M. Frakes
Banking Officer

David W. Hardy
Banking Officer

Louise A. Harvey
Banking Officer

Damon P. Howarth
Trust Officer

Julie K. Wright
Banking Officer

J. Brad Zellar
Trust Officer

Kathy L. Allen
Administrative Officer

Todd D. Brown
Assistant Trust Officer

Robert S. Burch
Assistant Trust Officer

Sharon L. Cost
Administrative Officer

Amber L. Cummins
Assistant Trust Officer

Jill S. Evans
Administrative Officer

Kristie L. Green
Assistant Trust Officer

William R. Kashner
Administrative Officer

Alice M. Keefe
Administrative Officer

Julia E. McCormack
Administrative Officer

Diane M. Oberfield
Administrative Officer

Scott R. Robertson
Administrative Officer

Denise A. Stalling
Assistant Trust Officer

Robin L. Stein
Administrative Officer

Lori B. Tabler
Administrative Officer

Angie D. Treadway
Administrative Officer

The Richland Trust Company

Timothy J. Lehman
President

Raymond A. Piar
Executive Vice President

Douglas G. Walter
Senior Vice President

Gary A. Bobst
Vice President

James A. Clark
Vice President

Jerrold J. Coon
Vice President

Charla A. Irvin
Vice President and Trust Officer

Nancy A. James
Vice President

Michael A. Jefferson
Vice President

Mark F. Kiamy
Vice President and Auditor

Carol A. Michaels
Vice President

M. John Ruehle
Vice President

John P. Stewart
Vice President and Trust Officer

Edward F. Adams
Assistant Vice President

Katharine J. Barré
Assistant Vice President

Edward A. Brauchler
Assistant Vice President

Edward E. Duffey
Assistant Vice President

Sharon S. Freeman
Assistant Vice President

Barbara A. Miller
Assistant Vice President

Jon R. Mull
Assistant Vice President

Rebecca J. Toomey
Assistant Vice President

Linda M. Whited
Assistant Vice President

Connie K. DeVault
Banking Officer

Susan A. Fanello
Banking Officer

Joe Sansalone
Banking Officer

Sheryl L. Smith
Banking Officer

Sandra S. Brodbeck
Administrative Officer

Jim D. Burton
Administrative Officer

John Q. Cleland
Administrative Officer

Carol L. Davis
Administrative Officer

Cynthia L. Kissel
Administrative Officer

Kathleen A. Spidel
Administrative Officer

Deborah A. Sweet
Administrative Officer

Scope Leasing, Inc.

Robert N. Kent Jr.
President

Charles W. Sauter
Vice President

Jean M. Moffitt
Administrative Officer

Second National Bank

Marvin J. Stammen
President

John E. Swallow
Executive Vice President

Steven C. Badgett
Senior Vice President

Marie A. Boas
Vice President and Auditor

Thomas V. Copp
Vice President and Cashier

Thomas J. Lawson
Vice President

Kent J. Monnin
Vice President

Linda K. Newbauer
Vice President

Gene A. Rismiller
Vice President

Daniel G. Schmitz
Vice President

Suzanne K. Anderson
Assistant Vice President

Gerald O. Beatty
Assistant Vice President

Jerome F. Bey III
Assistant Vice President

Kathleen A. Kilgallon
Assistant Vice President

Vicki L. Neff
Assistant Vice President

Cynthia K. Riffle
Assistant Vice President

Alexa Jo Roth
Assistant Vice President

Brian A. Wagner
Assistant Vice President

Kimberely A. Baker
Loan Officer

D. Todd Durham
Trust Officer

Diane L. Gilmore
Loan Officer

Cheryl A. Goubeaux
Accounting Officer

Joy D. Greer
Branch Manager

H.B. Hole III
Loan Officer

Roberta A. Staugler
Loan Officer

Shane D. Stonebraker
Loan Officer

Security National Bank

Harry O. Egger
Chairman

William C. Fralick
President

Jeffrey A. Darding
Senior Vice President

Daniel M. O'Keefe
Senior Vice President

William A. Creed
Vice President

Thomas A. Goodfellow
Vice President

Teresa D. Hoyt
Vice President

Andrew J. Irick
Vice President

James A. Kreckman
Vice President

James E. Leathley
Vice President

Richard O. Matthies
Vice President

Thomas L. Miller
Vice President

Thomas C. Ruetenik
Vice President

Michael B. Warnecke
Vice President

Margaret A. Chapman
Auditor

Darlene S. Donaldson
Assistant Vice President

Steven B. Duelley
Assistant Vice President

Karen S. Gibson
Assistant Vice President

Mary L. Goddard
Assistant Vice President

Connie P. Heironimus
Assistant Vice President

Simmie King
Assistant Vice President

John M. Minyo
Assistant Vice President

Mark Robertson
Assistant Vice President

Marcia L. Sample
Assistant Vice President

Gary J. Seitz
Assistant Vice President

Rachel M. Brewer
Trust Officer

Margaret L. Foley
Trust Officer

Catherine L. Hill
Trust Officer

Joanna S. Jaques
Banking Officer

Rita A. Riley
Banking Officer

Joyce E. Sheridan
Banking Officer

David B. Shuey
Banking Officer

Linda R. Swank
Banking Officer

Margaret E. Thornton
Trust Officer

William E. White
Banking Officer

Terri L. Wyatt
Trust Officer

Sharon K. Boysel
Operations Officer

Peg Horstman
Administrative Officer

Jeffrey B. Sanders
Administrative Officer

United Bank, N.A.

Donald R. Stone
President

Marc C. Hawk
Senior Vice President

Glen A. Chase
Vice President

David J. Lauthers
Vice President

Scott Bennett
Assistant Vice President

Wanda Berry
Assistant Vice President

Matthew Bickert
Assistant Vice President

James Chapman
Assistant Vice President

Floyd J. Farmer
Assistant Vice President

Richard D. Hancock
Assistant Vice President and Trust Officer

Stephen Schafer
Assistant Vice President

George Bercaw
Commercial Banking Officer

Monica Finney
Accounting Administrative Officer

Melissa Hammock
Retail Administrative Officer

Lori Meese
Retail Administrative Officer

B. Luanne Miller
Administrative Officer

Debra Rainier
Administrative Officer

Priscilla Wilcox
Retail Mortgage Administrative Officer

Unity National
Division of Security National Bank

John A. Brown
President

G. Dwayne Cooper
Vice President/Treasurer and Secretary

David S. Frey
Vice President

Stephen W. Vallo
Vice President

Dean F. Brewer
Assistant Vice President

Helen E. Brown
Assistant Vice President

Connie S. Usserman
Assistant Vice President

Carol L. Van Culin
Assistant Vice President

Vivian J. Bausman
Administrative Officer

William E. Smith
Business Development Officer

Century National Bank

MAIN OFFICE
14 South Fifth Street
Post Office Box 1515
Zanesville, Ohio 43702-1515
740/454-2521

NORTH *
1201 Brandywine Boulevard
Zanesville, Ohio 43701-1086
740/455-7282

SOUTH *
2127 Maysville Avenue
Zanesville, Ohio 43701-5748
740/455-7299

EAST *
1705 East Pike
Zanesville, Ohio 43701-6601
740/455-7304

KROGER *
3387 Maple Avenue
Zanesville, Ohio 43701
740/455-7326

LENDING OFFICE
33 South Fifth Street
Zanesville, Ohio 43701-3531
740/454-6892

ATHENS *
898 East State Street
Athens, Ohio 45701-2115
740/593-7756

COSHOCTON *
100 Downtowner Plaza
Coshocton, Ohio 43812-1921
740/623-0114

DRESDEN *
91 West Dave Longaberger Avenue
Dresden, Ohio 43821-9726
740/754-2265

LOGAN *
61 North Market Street
Logan, Ohio 43138-1259
740/385-5621

NEW CONCORD *
One West Main Street
New Concord, Ohio 43762-1218
740/872-3908

NEW LEXINGTON
206 North Main Street
New Lexington, Ohio 43764-1263
740/342-4103

* Automated Teller Machine

The Citizens National Bank

MAIN OFFICE *
One Monument Square
P.O. Box 808
Urbana, Ohio 43078-0808
937/653-1200

MECHANICSBURG *
2 South Main Street
Mechanicsburg, Ohio 43044
937/834-3387

PLAIN CITY
105 West Main Street
Plain City, Ohio 43064
614/873-5521

SCIOTO STREET *
828 Scioto Street
Urbana, Ohio 43078
937/653-1200

NORTH LEWISBURG *
8 West Maple Street
North Lewisburg, Ohio 43060
937/747-2911

* Automated Teller Machine

Fairfield National Division

MAIN OFFICE
143 West Main Street
Post Office Box 607
Lancaster, Ohio 43130-0607
740/653-7242

MAIN OFFICE DRIVE-THRU *
150 West Wheeling Street
Lancaster, Ohio 43130-3707
740/653-7242

BALTIMORE *
1301 West Market Street
Baltimore, Ohio 43105-1044
740/862-4104

EAST MAIN *
1001 East Main Street
Lancaster, Ohio 43130
740/653-5598

WEST FAIR *
1001 West Fair Avenue
Lancaster, Ohio 43130
740/653-1199

MEMORIAL DRIVE *
1280 North Memorial Drive
Post Office Box 607
Lancaster, Ohio 43130-0607
740/653-1422

KROGER - CANAL WINCHESTER *
6095 Gender Road
Canal Winchester, Ohio 43110
614/920-2454

KROGER - EAST MAIN STREET *
1141 East Main Street
Post Office Box 607
Lancaster, Ohio 43130-0607
740/653-9375

KROGER - MEMORIAL DRIVE *
1735 North Memorial Drive
Post Office Box 607
Lancaster, Ohio 43130-0607
740/681-1610

KROGER - PICKERINGTON *
1045 Hill Road North
Pickerington, Ohio 43147-9278
614/759-1522

MEIJER - LANCASTER *
2900 Columbus-Lancaster Road
Lancaster, Ohio 43130
740/687-1000

* Automated Teller Machine

Farmers and Savings Division

ASHLAND LOAN OFFICE
1161 East Main Street
Ashland, Ohio 44805-2831
419/281-1590

LOUDONVILLE *
120 North Water Street
Post Office Box 179
Loudonville, Ohio 44842-0179
419/994-4115

PERRYSVILLE *
112 North Bridge Street
Post Office Box 156
Perrysville, Ohio 44864-0156
419/938-5622

* Automated Teller Machine

The First-Knox National Bank

MAIN OFFICE
One South Main Street
Post Office Box 1270
Mount Vernon, Ohio 43050-1270
740/399-5500

BELLVILLE *
154 Main Street
Bellville, Ohio 44813-1237
419/886-3711

BLACKJACK ROAD *
8641 Blackjack Road
Mount Vernon, Ohio 43050-9051
740/399-5260

CENTERBURG *
35 West Main Street, Drawer F
Centerburg, Ohio 43011-0806
740/625-6136

COSHOCTON AVENUE *
810 Coshocton Avenue
Mount Vernon, Ohio 43050-1931
740/397-5551

DANVILLE *
Public Square
Post Office Box 29
Danville, Ohio 43014-0029
740/599-6686

EDISON *
504 West High Street
Mount Gilead, Ohio 43338-1004
419/947-4686

FREDERICKTOWN *
137 North Main Street
Fredericktown, Ohio 43019-1109
740/694-2015

MILLERSBURG
60 West Jackson Street
Millersburg, Ohio 44654-1302
330/674-2610

MOUNT GILEAD
17 West High Street
Mount Gilead, Ohio 43338-1212
419/946-9010

OPERATIONS CENTER
105 West Vine Street
Post Office Box 1270
Mount Vernon, Ohio 43050-1270
740/399-5500

WAL-MART MILLERSBURG *
1640 South Washington Street
Millersburg, Ohio 44654-8901
330/674-5284

* Automated Teller Machine

Guardian Financial Services

COLUMBUS - EAST
6035 East Main Street
Columbus, Ohio 43213
614/856-3748

DELAWARE
1778 Columbus Pike
Delaware, Ohio 43015
614/362-6006

HEATH
575 Hebron Road
Heath, Ohio 43056
740/788-8766

HILLIARD
2495 Hilliard Rome Road
Hilliard, Ohio 43026
614/527-8710

LANCASTER
137 West Main Street
Lancaster, Ohio 43130
740/654-6959

MANSFIELD
3 North Main Street, Suite 302
Mansfield, Ohio 44902
419/525-4006

SPRINGFIELD
1153 Bechtle Avenue
Springfield, Ohio 45504
937/323-1011

The Park National Bank

MAIN OFFICE *
50 North Third Street
Post Office Box 3500
Newark, Ohio 43058-3500
740/349-8451

CINCINNATI
36 East Fourth Street, Suite 916
Cincinnati, Ohio 45202-3810
513/768-8800

COLUMBUS
140 East Town Street, Suite 1010
Columbus, Ohio 43215-5125
614/228-0063

DAYTON
40 West Fourth Street, Suite 1800
Dayton, Ohio 45402
937/223-3022

DUGWAY *
1495 Granville Road
Newark, Ohio 43055-1581
740/344-8320

EASTLAND *
1008 East Main Street
Newark, Ohio 43055-6940
740/345-4870

GRANVILLE *
119 East Broadway
Post Office Box 356
Granville, Ohio 43023-0356
740/587-0238

HEATH-SOUTHGATE *
571 Hebron Road
Heath, Ohio 43056-1402
740/522-3176

HEBRON *
103 East Main Street
Post Office Box 268
Hebron, Ohio 43025-0268
740/928-2691

The Park National Bank (CONTINUED)

JOHNSTOWN *
60 West Coshocton Street
Post Office Box 446
Johnstown, Ohio 43031-0446
740/967-1831

KIRKERSVILLE
177 East Main Street
Post Office Box 38
Kirkersville, Ohio 43033-0038
740/927-2301

KROGER-DEO DRIVE *
245 Deo Dr., Suite A
Post Office Box 3500
Newark, Ohio 43058-3500
740/349-3946

KROGER-GAHANNA *
1365 Stoneridge Dr.
Gahanna, Ohio 43230
614/475-5213

KROGER-PATASKALA *
350 East Broad Street
Pataskala, Ohio 43062
740/927-8113

McMILLEN *
1633 West Main Street
Newark, Ohio 43055-1385
740/522-3241

NORTH 21ST STREET *
990 North 21st Street
Newark, Ohio 43055-2922
740/366-1334

SOUTH 30TH STREET *
800 South 30th Street
Heath, Ohio 43056-1208
740/522-5693

UTICA *
33 South Main Street
Post Office Box 486
Utica, Ohio 43080-0486
740/892-3841

WORTHINGTON
7100 North High Street, Suite 205
Worthington, Ohio 43085
614/841-0123

OPERATIONS CENTER
21 South First Street
Post Office Box 3500
Newark, Ohio 43058-3500
740/349-8451

* Automated Teller Machine

The Richland Trust Company

MAIN OFFICE *
3 North Main Street
Post Office Box 355
Mansfield, Ohio 44901-0355
419/525-8700

ASHLAND ROAD *
797 Ashland Road
Mansfield, Ohio 44905-2075
419/589-6321

BUTLER *
85 Main Street
Butler, Ohio 44822-9618
419/883-3291

COOK ROAD *
460 West Cook Road
Mansfield, Ohio 44907-2395
419/756-3696

KROGER LEXINGTON AVENUE *
1500 Lexington Avenue
Mansfield, Ohio 44907
419/756-3587

KROGER MADISON *
1060 Ashland Road
Mansfield, Ohio 44905-8797
419/589-7481

LEXINGTON *
276 East Main Street
Lexington, Ohio 44904-1300
419/884-1054

MARION AVENUE
50 Marion Avenue
Mansfield, Ohio 44903-2302
419/524-3310

ONTARIO *
325 North Lexington-Springmill Rd.
Ontario, Ohio 44906-1218
419/529-4112

WEST PARK *
1255 Park Avenue West
Mansfield, Ohio 44906-2810
419/529-5622

SHELBY DOWNTOWN
43 West Main Street
Shelby, Ohio 44875-1239
419/342-4015

SHELBY/MANSFIELD AVENUE *
155 Mansfield Avenue
Shelby, Ohio 44875-1832
419/347-3111

SPRINGMILL *
889 North Trimble Road
Mansfield, Ohio 44906-2009
419/747-4821

* Automated Teller Machine

Second National Bank

MAIN OFFICE
499 South Broadway
Post Office Box 130
Greenville, Ohio 45331-0130
937/548-2122

ARCANUM DOWNTOWN
1 West George Street
Arcanum, Ohio 45304
937/692-5191

ARCANUM NORTH *
603 North Main Street
Arcanum, Ohio 45304
937/692-5114

BRETHREN'S HOME
750 Chestnut Street
Greenville, Ohio 45331
937/548-5435

FT. RECOVERY *
117 North Wayne Street
Ft. Recovery, Ohio 45846
419/375-4101

GREENVILLE NORTH *
1302 Wagner Avenue
Greenville, Ohio 45331
937/548-5068

THIRD AND WALNUT BRANCH *
East Third and Walnut
Greenville, Ohio 45331
937/548-2036

VERSAILLES *
101 West Main Street
Versailles, Ohio 45380
937/526-3287

WAL-MART SUPER STORE *
1501 Wagner Avenue
Greenville, Ohio 45331
937/548-4563

* Automated Teller Machine

Security National Bank

MAIN OFFICE *
40 South Limestone Street
Springfield, Ohio 45502
937/324-6800

EAST MAIN *
2730 East Main Street
Springfield, Ohio 45503
937/325-0351

ENON*
3680 Marion Drive
Enon, Ohio 45323
937/864-7318

JAMESTOWN
2 East Washington Street
Jamestown, Ohio 45335
937/675-7311

JEFFERSONVILLE *
2 South Main Street
Jeffersonville, Ohio 43128
740/426-6384

MEDWAY
130 West Main Street
Medway, Ohio 45341
937/849-1393

NEW CARLISLE *
201 North Main Street
New Carlisle, Ohio 45344
937/845-3811

NORTH LIMESTONE *
1756 North Limestone Street
Springfield, Ohio 45503
937/390-3688

NORTHRIDGE *
1600 Morefield Road
Springfield, Ohio 45503
937/390-3088

PARK LAYNE *
2035 South Dayton-Lakeview Road
New Carlisle, Ohio 45344
937/849-1331

SHAWNEE
3566 Jasper Road
Jamestown, Ohio 45335
937/675-9891

SOUTH CHARLESTON
102 South Chillicothe Street
South Charleston, Ohio 45368
937/462-8368

WESTERN *
920 West Main Street
Springfield, Ohio 45504
937/322-0152

XENIA DOWNTOWN
161 East Main Street
Xenia, Ohio 45385
937/372-9211

XENIA PLAZA *
82 North Allison Avenue
Xenia, Ohio 45385
937/372-9214

* Automated Teller Machine

United Bank, N.A.

MAIN OFFICE *
401 S. Sandusky Avenue
P.O. Box 568
Bucyrus, Ohio 44820
419/562-3040

CALEDONIA *
140 E. Marion St.
Caledonia, Ohio 43314
419/845-2721

CRESTLINE *
245 N. Seltzer Street
P.O. Box 186
Crestline, Ohio 44827
419/683-1010

GALION *
8 Public Square
Galion, Ohio 44833
419/468-2231

MARION
685 Delaware Avenue
Marion, Ohio 43302
740/383-3355

PROSPECT
105 N. Main Street
Prospect, Ohio 43342
740/494-2131

WALDO
133 N. Marion Street
Waldo, Ohio 43356
740/726-2108

* Automated Teller Machine

Unity National Division

ADMINISTRATION BUILDING
212 North Main Street
Post Office Box 913
Piqua, Ohio 45356
937/773-0752

SUNSET*
1603 Covington Avenue
Piqua, Ohio 45356
937/778-4617

TIPP CITY
1176 West Main Street
Tipp City, Ohio 45371
937/667-4888

WAYNE STREET
215 North Wayne Street
Piqua, Ohio 45356
937/773-0752

TROY
1314 West Main Street
Troy, Ohio 45373
937/339-6626

* Automated Teller Machine

Off-Site Automated Teller Machine Locations

BUCKEYE LAKE
BUCKEYE LAKE TRUCK STOP

FRAZEYSBURG
THE LONGABERGER HOMESTEAD
5563 West Raiders Road

FREDERICKTOWN
HOT ROD'S
10103 Mount Gilead Road

GAMBIER
KENYON COLLEGE BOOKSTORE
106 Gaskin Avenue

HEBRON
KROGER
600 East Main Street

HOWARD
APPLE VALLEY
21973 Coshocton Avenue

JAMESTOWN
82 West Washington Street

LANCASTER
FAIRFIELD MEDICAL CENTER
401 Ewing

OHIO UNIVERSITY-LANCASTER
1570 Granville Pike

RIVER VIEW SURGERY CENTER
2401 North Columbus Street

LOUDONVILLE
MARATHON STATION
3052 State Route 3

MANSFIELD
KROGER
890 West Fourth Street

MCDONALD'S RESTAURANT
State Route 13 & 71
25 West Hanley Road

1000 Park Avenue West

MILLERSBURG
50 North Clay Street

MOUNT VERNON
COLONIAL CITY LANES
110 Mount Vernon Avenue

KNOX COMMUNITY HOSPITAL
1330 Coshocton Road

MOUNT VERNON NAZARENE UNIVERSITY
800 Martinsburg Road

11 West Vine Street

MOUNT GILEAD
HUNT'S MARATHON
6154 State Route 95

MORROW COUNTY HOSPITAL
651 West Marion Street

NEWARK
LICKING MEMORIAL HOSPITAL
1320 West Main Street

OSU-N/COTC
1179 University Dr.

PLAIN CITY
440 South Jefferson Street

SPRINGFIELD
2051 North Bechtle Avenue

MERCY MEDICAL CENTER
1343 North Fountain Boulevard

WITTENBURG UNIVERSITY
738 Woodlawn Avenue

YOUNG'S JERSEY DAIRY
6880 Springfield-Xenia Road

URBANA
CHAMPAIGN COUNTY COMMUNITY CENTER
1512 South US Highway 68

WALDO
DUKE & DUCHESS
262 North Marion Road

ZANESVILLE
GENESIS HEALTHCARE SYSTEMS
Bethesda Campus

GENESIS HEALTHCARE SYSTEMS
Good Samaritan Campus

This financial review presents management's discussion and analysis of the financial condition and results of operations for Park National Corporation ("Park" or the "Corporation"). This discussion should be read in conjunction with the consolidated financial statements and related notes and the five-year summary of selected financial data. Management's discussion and analysis contains forward-looking statements that are provided to assist in the understanding of anticipated future financial performance. Forward-looking statements provide current expectations or forecasts of future events and are not guarantees of future performance. The forward-looking statements are based on management's expectations and are subject to a number of risks and uncertainties. Although management believes that the expectations reflected in such forward-looking statements are reasonable, actual results may differ materially from those expressed or implied in such statements. Risks and uncertainties that could cause actual results to differ materially include, without limitation, Park's ability to execute its business plan, changes in general economic and financial market conditions, changes in banking regulations or other regulatory or legislative requirements affecting bank holding companies and changes in accounting policies or procedures as may be required by the Financial Accounting Standards Board or other regulatory agencies. Undue reliance should not be placed on the forward-looking statements, which speak only as of the date hereof. Park does not undertake any obligation to publicly update any forward-looking statement except to the extent required by law.

OVERVIEW

Net income for 2003 was $86.9 million. This represents a very modest 1.5% increase over net income of $85.6 million for 2002. Diluted earnings per share increased by 2.0% to $6.27 for 2003, compared to $6.15 for 2002.

Park realized net losses from the sale of investment securities of $6.1 million in 2003, compared to $182,000 in net losses from the sale of investment securities in 2002. The proceeds from the sale of investment securities were reinvested in higher yielding U.S. Government Agency fifteen-year mortgage-backed securities. Management expects that the net losses from the sale of investment securities will be earned back in approximately three years from the higher reinvestment rate on the mortgage-backed securities.

Net income for 2002 of $85.6 million increased by 9.2% over net income of $78.4 million for 2001. Diluted earnings per share increased by 10.2% to $6.15 for 2002 compared to $5.58 for 2001.

The annualized net income to average asset ratio (ROA) was 1.81% for 2003, 1.93% for 2002 and 1.84% for 2001. The annualized net income to average equity ratio (ROE) was 16.69% for 2003, 17.56% for 2002 and 17.33% for 2001.

Effective with the fourth quarter of 2003, the quarterly cash dividend on common stock was increased to $.88 per share. The new annualized cash dividend of $3.52 per share is 6.0% greater than the sum of the cash dividends declared for the four previous quarters. Park has paid quarterly dividends since becoming a holding company in early 1987. The annual compound growth rate for the Corporation's per share dividend for the last five years is 11.7%.

Park's business strategy is geared toward maximizing long-term return to stockholders. The Corporation's common stock value has appreciated 5.9% annually on a compounded total return basis for the last five years and 14.9% annually for the past ten years. By comparison, the stock index of the Dow Jones Industrial Average had a 4.6% annual compound total rate of return for the past five years and 13.1% for the past ten years.

CRITICAL ACCOUNTING POLICIES

The significant accounting policies used in the development and presentation of Park's financial statements are listed in Note 1 of the Notes to Consolidated Financial Statements. The accounting and reporting policies of Park conform with accounting principles generally accepted in the United States and general practices within the financial services industry. The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. Actual results could differ from those estimates.

Park considers that the determination of the allowance for loan losses involves a higher degree of judgment and complexity than its other significant accounting policies. The allowance for loan losses is calculated with the objective of maintaining a reserve level believed by management to be sufficient to absorb estimated credit losses in the loan portfolio. Management's determination of the adequacy of the allowance for loan losses is based on periodic evaluations of the loan portfolio and of current economic conditions. However, this evaluation is inherently subjective as it requires material estimates, including expected default probabilities, loss given default, expected commitment usage, the amounts and timing of expected future cash flows on impaired loans, and estimated losses on consumer loans and residential mortgage loans based on historical loss experience and current economic conditions. All of those factors may be susceptible to significant change. To the extent that actual results differ from management estimates, additional loan loss provisions may be required that would adversely impact earnings for future periods.

ABOUT OUR BUSINESS

Through its banking subsidiaries, Park is engaged in the commercial banking and trust business, generally in small to medium population Ohio communities. Management believes there is a significant number of consumers and businesses which seek long-term relationships with community-based financial institutions of quality and strength. While not engaging in activities such as foreign lending, nationally syndicated loans and investment banking operations, Park attempts to meet the needs of its customers for commercial, real estate and consumer loans, consumer and commercial leases, and investment, fiduciary and deposit services. Familiarity with its local markets, coupled with conservative loan underwriting standards, has allowed Park to achieve solid financial results even in periods when there have been weak economic conditions.

Park has produced performance ratios which compare favorably to peer bank holding companies in terms of equity and asset returns, capital adequacy and asset quality. Continued strong results are contingent upon economic conditions in Ohio and competitive factors, among other things.

The Corporation's subsidiaries compete for deposits and loans with other banks, savings associations, credit unions and other types of financial institutions. Park and its subsidiaries operate one hundred fifteen financial service offices and a network of one hundred seventeen automatic teller machines in twenty-six Ohio counties.

A table of financial data of Park's affiliates for 2003, 2002, and 2001 is shown below. See Note 19 of the Notes to Consolidated Financial Statements for additional financial information on the Corporation's affiliates.

Table 1 – Park National Corporation Affiliate Financial Data

	2003		2002		2001	
(In thousands)	**Average Assets**	**Net Income**	Average Assets	Net Income	Average Assets	Net Income
Park National Bank:						
Park National Division	**$1,330,713**	**$22,460**	$1,177,063	$21,322	$1,010,407	$22,330
Fairfield National Division	**333,095**	**5,965**	308,563	6,986	293,782	5,670
Richland Trust Company	**509,609**	**9,748**	475,482	7,509	447,654	7,252
Century National Bank	**458,440**	**7,629**	437,134	8,837	416,970	8,256
First-Knox National Bank:						
First-Knox National Division	**649,851**	**11,242**	585,456	10,729	562,275	10,627
Farmers & Savings National Division	**82,019**	**2,386**	74,501	1,917	75,625	1,735
United Bank, N.A.	**226,741**	**3,467**	195,173	3,145	189,010	1,909
Second National Bank	**372,152**	**6,201**	323,314	5,625	307,081	5,681

Table 1 – Park National Corporation Affiliate Financial Data (continued)

(In thousands)	2003 Average Assets	2003 Net Income	2002 Average Assets	2002 Net Income	2001 Average Assets	2001 Net Income
Security National Bank:						
Security National Division	**719,043**	**11,091**	702,903	12,530	661,046	10,114
Unity National Division	**164,535**	**1,275**	174,108	2,077	184,850	111
Citizens National Bank	**188,446**	**2,261**	170,189	2,019	175,263	1,998
Parent Company, including consolidating entries	**(231,381)**	**3,153**	(188,724)	2,883	(53,959)	2,679
Consolidated Totals	**$4,803,263**	**$86,878**	$4,435,162	$85,579	$4,270,004	$78,362

RETURN ON EQUITY

Park's primary financial goal is to achieve a superior long-term return on stockholders' equity. The Corporation measures performance in its attempts to achieve this goal against its peers, defined as all U.S. bank holding companies between $3 billion and $10 billion in assets. At year-end 2003, there were approximately 78 bank holding companies in this peer group. The Corporation's net income to average equity ratio (ROE) was 16.69%, 17.56% and 17.33% in 2003, 2002, and 2001, respectively. The return on equity ratio has averaged 16.75% over the past five years compared to 14.29% for the peer group.

HISTORICAL COMPARISON OF RETURN ON AVERAGE EQUITY


20.00%
15.00%
10.00%
5.00%
0.00%

	1999	2000	2001	2002	2003
Park	15.60%	16.55%	17.33%	17.56%	16.69%
Peer Mean	14.72%	14.97%	13.39%	14.46%	13.91%*

*as of 09/30/2003

BALANCE SHEET COMPOSITION

Park functions as a financial intermediary. The following section discusses the sources of funds and the manner in which management has invested these funds.

SOURCE OF FUNDS

Deposits: Park's major source of funds is provided by core deposits from individuals, businesses, and local government units. These core deposits consist of all noninterest bearing and interest bearing deposits, excluding certificates of deposit of $100,000 and over, which were less than 13% of total deposits for each of the last three years. In 2003, year-end total deposits decreased by $81 million or 2.3% compared to an increase of $181 million or 5.5% for 2002. Noninterest bearing deposits decreased by $46 million or 7.8% in 2003 and increased by $79 million or 15.3% in 2002. Interest bearing transaction accounts increased by $25 million or 1.9% in 2003 and increased by $104 million or 8.4% in 2002. Balances in time certificates of deposit accounts decreased by $60 million or 3.8% in 2003 and decreased by $2 million or .1% in 2002. The banking industry experienced larger deposit growth in 2002 as consumers shifted funds from the equity markets to deposits and fixed income securities. With the improvement in the equity markets in 2003, some funds were shifted out of deposit accounts back to the equity markets. Management expects to increase deposit account balances by approximately 3% in 2004, as a larger emphasis has been placed on promoting deposit products.

Maturity of time certificates of deposit and other time deposits of $100,000 and over as of December 31, 2003 were:

Table 2 – $100,000 and Over Maturity Schedule

December 31, 2003 (In thousands)	Time Certificates of Deposit
3 months or less	$133,788
Over 3 months through 6 months	84,200
Over 6 months through 12 months	92,261
Over 12 months	109,143
Total	$419,392

Short-Term Borrowings: Short-term borrowings consist of securities sold under agreements to repurchase, Federal Home Loan Bank advances, federal funds purchased, and other borrowings. These funds are used to manage the Corporation's liquidity needs and interest rate sensitivity risk. The average rate paid on short-term borrowings generally moves closely with changes in market interest rates for short-term investments. The average rate paid on short-term borrowings was .53%, 1.46%, and 3.33% for 2003, 2002 and 2001, respectively. By comparison, the average federal funds rate was 1.13%, 1.67% and 3.89% for 2003, 2002 and 2001, respectively. In 2003, average short-term borrowings were $515 million compared to $226 million in 2002 and $279 million in 2001. Average short-term borrowings were 10.7% of average assets in 2003 compared to 5.1% in 2002 and 6.5% in 2001.

The large increase in short-term borrowings in 2003 was primarily due to dollar-roll repo borrowings, which averaged $264 million for the year. The weighted average funding cost for the dollar-roll repo borrowings was a negative .03% for the year. The borrowings were secured by U.S. Government Agency fifteen-year mortgage-backed securities. This very attractive borrowing rate was due to a shortage of 5.00% fifteen-year mortgage-backed securities during the first half of 2003. Management does not expect that dollar-roll repo borrowings will be utilized in 2004, as the borrowing rate is currently not attractive. The proceeds from the dollar-roll repo borrowings were used to purchase short-term U.S. Government Agency securities which on average yielded 1.15%. This arbitrage generated $3.1 million in net interest income for 2003. The average borrowing rate for short-term borrowings, excluding the dollar-roll repos, was 1.12% for 2003. Management expects that at the current federal funds rate of 1.00%, the short-term borrowing cost will be approximately 1.05% in 2004.

Long-Term Debt: Long-term debt primarily consists of borrowings from the Federal Home Loan Bank. The average rate paid on long-term debt was 3.78% for 2003 compared to 4.29% for 2002 and 4.67% for 2001. In 2003, average long-term debt was $282 million compared to $253 million in 2002 and $296 million in 2001. Average long-term debt was 5.9% of average assets in 2003 compared to 5.7% in 2002 and 6.9% in 2001.

Stockholders' Equity: Average stockholders' equity to average total assets was 10.83% in 2003, 10.99% in 2002 and 10.59% in 2001.

In accordance with Statement of Financial Accounting Standards No. 115, the Corporation reflects any unrealized holding gain/(loss) on available-for-sale securities, net of federal taxes as accumulated other comprehensive income which is part of the Corporation's equity. While the effects of this accounting are not recognized for calculation of regulatory capital adequacy ratios, it does impact the Corporation's equity as reported in the audited financial statements. The unrealized holding gain on available-for-sale securities, net of federal taxes, was $19.0, $24.0, and $8.7 million at year-end 2003, 2002 and 2001, respectively. Additionally, at year-end 2002, the Corporation had recorded $1.6 million, net of federal taxes, as a minimum pension liability that was included in accumulated other comprehensive income. The minimum pension liability was reversed in 2003.

INVESTMENT OF FUNDS

Loans: Average loans, net of unearned income, were $2,696 million in 2003 compared to $2,720 million in 2002 and $2,882 million in 2001. The average yield on loans was 6.85% in 2003 compared to 7.64% in 2002 and 8.69% in 2001. The average prime lending rate in 2003 was 4.12% compared to 4.68% in 2002 and 6.92% in 2001. Approximately 76% of loan balances mature or reprice within one year (see Table 11). This results in the interest rate yield on the loan portfolio adjusting with changes in interest rates, but on a delayed basis.

Year-end loan balances, net of unearned income, increased by $39 million or 1.4% in 2003, compared to a decrease of $104 million or 3.7% in 2002 and a decrease of $160 million or 5.4% in 2001. Total loan balances decreased each quarter in 2002 and 2001. Loan balances decreased by $9 million during the first quarter of 2003 and increased by $48 million in the last three-quarters of 2003. Management expects that the growth in loan balances will significantly improve in 2004 as the economy continues to expand.

Residential real estate loans decreased by $15 million or 1.5% at year-end 2003 and decreased by $76 million or 7.0% in 2002. With long-term interest rates at relatively low levels throughout 2003 and 2002, the demand for fixed rate residential mortgage loans was very strong. However, Park sells the long-term fixed rate mortgage loans in the secondary market and retains the servicing on these loans. This activity, the origination and sale of fixed rate mortgage loans, produced a significant increase in fee income during 2003 and 2002, but did not increase loan balances since the loans were sold. In fact, many borrowers took advantage of the low interest rate environment to refinance their adjustable rate mortgage loan into a fixed rate mortgage loan, which further reduces the loan balances reported on the balance sheet. The sold fixed rate mortgage loans being serviced increased to $1,166 million at December 31, 2003, compared to $833 million at December 31, 2002. Management expects a significant decrease in the volume of fixed rate mortgage loan originations in 2004, as long-term interest rates have increased from the lowest level in 2003. With the expected reduction in fixed-rate mortgage loan volume in 2004, management projects that adjustable rate mortgage loan volume will increase and that the demand for home equity lines of credit will continue to be strong. This anticipated change in the mix of real estate loan volume should produce an increase in real estate loan balances carried on the balance sheet in 2004.

The demand for consumer loans improved in 2003. Consumer loan balances increased by $8 million or 1.9% in 2003, compared to a decrease of $36 million or 7.5% in 2002. Management expects that the growth in consumer loan balances will improve in 2004.

The demand for automobile leasing continued to be weak in 2003. Lease balances decreased by $31 million or 32.6% in 2003 and decreased by $23 million or 19.7% in 2002. Management expects that lease balances will continue to decrease in 2004, as consumers prefer automobile loans.

The demand for construction loans, commercial loans and commercial real estate loans improved in 2003. On a combined basis, these loan totals increased by $76 million or 6.6% in 2003 and increased by $31 million or 2.8% in 2002. Management expects that the balances of commercial loans and commercial real estate loans will increase in 2004 as the economy continues to improve.

Table 3 reports year-end loan balances by type of loan for the past five years.

Table 3 – Loans by Type

December 31, (In thousands)	2003	2002	2001	2000	1999
Commercial, financial and agricultural	**$ 441,165**	$ 440,030	$ 440,336	$ 479,167	$ 440,166
Real estate – construction	**121,160**	99,102	89,235	95,310	99,519
Real estate – residential	**983,702**	998,202	1,073,801	1,161,498	1,076,352
Real estate – commercial	**670,082**	617,270	595,567	570,969	514,590
Consumer, net	**450,145**	441,747	477,579	511,310	529,577
Leases, net	**64,549**	95,836	119,290	137,950	120,246
Total Loans	**$2,730,803**	$2,692,187	$2,795,808	$2,956,204	$2,780,450

Table 4 – Selected Loan Maturity Distribution

December 31, 2003 (In thousands)	One Year or Less	Over One Through Five Years	Over Five Years	Total
Commercial, financial and agricultural	$227,676	$122,972	$ 90,517	**$441,165**
Real estate – construction	55,309	27,646	38,205	**121,160**
Total	**$282,985**	**$150,618**	**$128,722**	**$562,325**
Total of these selected loans due after one year with:				
Fixed interest rate				**$126,821**
Floating interest rate				**$152,519**

Investment Securities: The Corporation's securities portfolio is structured to provide liquidity and contribute to earnings. Park's investment strategy is dynamic. As conditions change over time, Park's overall interest rate risk, liquidity needs and potential return on the investment portfolio will change. Management regularly reevaluates the securities in its portfolio based on circumstances as they evolve. Circumstances that may precipitate a sale of a security would be to better manage interest rate risk, meet liquidity needs, or to improve the overall yield on the investment portfolio. Park realized a net security loss of $6.1 million in 2003, compared to a net security loss of $182,000 in 2002 and a net security gain of $140,000 in 2001.

During the third quarter and fourth quarter of 2003, long-term interest rates increased. This increase in interest rates provided Park an opportunity to restructure the investment portfolio to improve future earnings. The proceeds from the sale of investment securities were reinvested in higher yielding U.S. Government Agency fifteen-year mortgage-backed securities. Management expects that the net losses from the sale of investment securities will be earned back in approximately three years from the higher reinvestment rate on the mortgage-backed securities.

Park classifies most of its securities as available-for-sale (see Note 4 of the Notes to Consolidated Financial Statements). These securities are carried on the books at their estimated fair value with the unrealized holding gain or loss, net of taxes, accounted for as accumulated other comprehensive income which is part of the Corporation's equity. Management classified approximately 97% of the securities portfolio as available-for-sale at December 31, 2003. These securities are available to be sold in future periods in carrying out Park's investment strategies. The remaining securities are classified as held-to-maturity and are accounted for at amortized cost.

Average taxable investment securities were $1,633 million in 2003 compared to $1,240 million in 2002 and $945 million in 2001. The average yield on taxable investments was 4.54% in 2003 compared to 5.94 % in 2002 and 6.58% in 2001. Average tax-exempt investment securities were $127 million in 2003 compared to $144 million in 2002 and $160 million in 2001. The average tax-equivalent yield on tax-exempt investment securities was 7.23% in 2003 compared to 7.10% in 2002 and 6.97% in 2001. On a combined basis, the total of the average balance of taxable and tax-exempt securities was 36.6% of average total assets in 2003 compared to 31.2% in 2002 and 25.9% in 2001. Average investment securities have increased in 2003 and 2002 to compensate for the decrease in average loan balances in both years. Management expects that the average balance of investment securities will further increase in 2004.

At year-end 2003 and 2002, the average tax-equivalent yield on the total investment portfolio was 5.01% and 5.74% respectively. The weighted average remaining maturity was 4.7 years at December 31, 2003 and was 2.4 years at December 31, 2002. U.S. Government Agency asset-backed securities were 90.4% of the total investment portfolio at year-end 2003 and were 74.9% of the entire portfolio at year-end 2002. This segment of the investment portfolio consists of fifteen-year mortgage-backed securities and collateralized mortgage obligations which are backed by fifteen-year mortgage-backed securities.

The average maturity of the investment portfolio would lengthen if long-term interest rates would increase as the principal repayments from mortgage-backed securities and collateralized mortgage obligations would be reduced. Management estimates that the average maturity of the investment portfolio would lengthen to 5.4 years with a 1.00% increase in long-term interest rates and to 5.7 years with a 2.00% increase in long-term interest rates.

The following table sets forth the book value of investment securities at year-end:

Table 5 – Investment Securities

December 31, (In thousands)	**2003**	2002	2001
Obligations of U.S. Treasury and other U.S. Government agencies	**$ 25,354**	$ 161,635	$ 197,502
Obligations of states and political subdivisions	**121,008**	142,234	153,954
U.S. Government asset-backed securities and other asset-backed securities	**1,800,352**	1,036,082	1,071,445
Other securities	**44,512**	43,191	41,278
Total	**$1,991,226**	$1,383,142	$1,464,179

EARNING RESULTS

The Corporation's principal source of earnings is net interest income, the difference between total interest income and total interest expense. Net interest income results from average balances outstanding for interest earning assets and interest bearing liabilities in conjunction with the average rates earned and paid on them.

Table 6 – Distribution of Assets, Liabilities and Stockholders' Equity

December 31, (Dollars in thousands)	**2003** Daily Average	Interest	Average Rate	2002 Daily Average	Interest	Average Rate	2001 Daily Average	Interest	Average Rate
ASSETS									
Interest earning assets:									
Loans (1) (2)	**$2,695,830**	**$184,676**	**6.85%**	$2,719,805	$207,717	7.64%	$2,881,551	$250,465	8.69%
Taxable investment securities	**1,632,565**	**74,089**	**4.54%**	1,240,463	73,625	5.94%	945,333	62,197	6.58%
Tax-exempt investment securities (3)	**127,251**	**9,199**	**7.23%**	144,287	10,247	7.10%	160,374	11,173	6.97%
Federal funds sold	**35,768**	**443**	**1.24%**	36,679	621	1.69%	21,021	872	4.15%
Total interest earning assets	**4,491,414**	**268,407**	**5.98%**	4,141,234	292,210	7.06%	4,008,279	324,707	8.10%
Noninterest earning assets:									
Allowance for possible loan losses	**(64,735)**			(62,703)			(59,761)		
Cash and due from banks	**133,157**			129,820			123,424		
Premises and equipment, net	**38,077**			39,416			39,967		
Other assets	**205,350**			187,395			158,095		
TOTAL	**$4,803,263**			$4,435,162			$4,270,004		
LIABILITIES AND STOCKHOLDERS' EQUITY									
Interest bearing liabilities:									
Transaction accounts	**$797,421**	**$4,437**	**0.56%**	$771,507	$6,944	0.90%	$ 649,831	$ 11,824	1.82%
Savings deposits	**571,448**	**3,589**	**0.63%**	545,657	5,577	1.02%	514,194	10,781	2.10%
Time deposits	**1,532,966**	**40,574**	**2.65%**	1,584,292	55,906	3.53%	1,571,021	81,707	5.20%
Total interest bearing deposits	**2,901,835**	**48,600**	**1.67%**	2,901,456	68,427	2.36%	2,735,046	104,312	3.81%
Short-term borrowings	**515,328**	**2,738**	**0.53%**	226,238	3,310	1.46%	279,244	9,296	3.33%
Long-term debt	**281,599**	**10,654**	**3.78%**	252,834	10,851	4.29%	295,669	13,796	4.67%
Total interest bearing liabilities	**3,698,762**	**61,992**	**1.68%**	3,380,528	82,588	2.44%	3,309,959	127,404	3.85%
Noninterest bearing liabilities:									
Demand deposits	**522,456**			502,400			460,219		
Other	**61,654**			64,918			47,539		
Total noninterest bearing liabilities	**584,110**			567,318			507,758		
Stockholders' equity	**520,391**			487,316			452,287		
TOTAL	**$4,803,263**			$4,435,162			$4,270,004		
Net interest earnings		**$206,415**			$209,622			$197,303	
Net interest spread			**4.30%**			4.62%			4.25%
Net yield on interest earning assets			**4.60%**			5.06%			4.92%

(1) Loan income includes net loan fee income of $4,882 in 2003, $4,309 in 2002 and $3,655 in 2001. Loan income also includes the effects of taxable equivalent adjustments using a 35% rate in 2003, 2002 and 2001. The taxable equivalent adjustment was $747 in 2003, $1,018 in 2002 and $1,028 in 2001.

(2) For the purpose of this computation, nonaccrual loans are included in the daily average loans outstanding.

(3) Interest income on tax-exempt securities includes the effect of taxable equivalent adjustments using a 35% rate in 2003, 2002 and 2001. The taxable equivalent adjustment was $3,031 in 2003, $3,272 in 2002 and $3,331 in 2001.

Net interest income decreased by $2.7 million or 1.3% to $202.6 million for 2003, compared to an increase of $12.4 million or 6.4% to $205.3 million for 2002. The net yield on interest earning assets decreased to 4.60% for 2003 compared to 5.06% for 2002 and 4.92% for 2001.

Similarly, the net interest rate spread–the difference between rates received for interest earning assets and the rates paid for interest bearing liabilities—decreased to 4.30% for 2003 compared to 4.62% for 2002 and 4.25% for 2001. The decrease in net interest income for 2003 was due to a decrease in the net interest spread. The increase in net interest income for 2002 was due to an increase in the net interest spread and an increase in average interest earning assets.

The average yield earned on average interest earning assets was 5.98% in 2003 compared to 7.06% in 2002 and 8.10% in 2001. The average prime lending rate was approximately 4.12% for 2003, compared to 4.68% for 2002 and 6.92% for 2001. The Federal Reserve Board lowered the federal funds rate from 1.25% to 1.00% during 2003. Short-term interest rates are expected to stay low during 2004. About one-third of Park's loan portfolio is indexed to the prime lending rate and as a result, the average yield on interest earning assets is expected to further decrease in 2004 as these loans reprice and other interest earning assets mature and are replaced with lower yielding assets. Until short-term interest rates begin to increase, management expects that the average yield on earning assets will continue to decrease. Average interest earning assets increased by $350 million or 8.4% to $4,491 million in 2003, compared to an increase of $133 million or 3.3% to $4,141 million in 2002.

The average rate paid on average interest bearing liabilities was 1.68% in 2003, compared to 2.44% in 2002 and 3.85% in 2001. The average rate paid on deposits was 1.67% for 2003, compared to 2.36% for 2002 and 3.81% for 2001. Management expects that the average rate paid on deposits will continue to decrease in 2004. Average interest bearing liabilities increased by $318 million or 9.4% to $3,699 million in 2003 compared to an increase of $71 million or 2.1% to $3,381 million in 2002. Average interest bearing deposits as a percentage of average interest bearing liabilities were 78.4% in 2003, compared to 85.8% in 2002 and 82.6% in 2001.

Management expects that net interest income will increase during 2004 due to the anticipated growth in interest earning assets. At year-end 2003, the amortized cost of interest earning assets totaled $4,693 million, compared to $4,491 million on average during 2003. Management also expects that the net yield on interest earning assets will decline to approximately 4.50% for 2004.

The change in interest due to both volume and rate has been allocated to volume and rate changes in proportion to the relationship of the absolute dollar amounts of the change in each.

Table 7 – Volume/Rate Variance Analysis

	Change from 2002 to 2003			Change from 2001 to 2002		
(In thousands)	Volume	Rate	Total	Volume	Rate	Total
Increase (decrease) in: Interest income:						
Total loans	$ (1,810)	$(21,231)	$(23,041)	$(13,560)	$(29,188)	$(42,748)
Taxable investments	20,163	(19,699)	464	17,939	(6,511)	11,428
Tax-exempt investments	(1,232)	184	(1,048)	(1,132)	206	(926)
Federal funds sold	(15)	(163)	(178)	436	(687)	(251)
Total interest income	17,106	(40,909)	(23,803)	3,683	(36,180)	(32,497)
Interest expense: Transaction accounts	$ 224	$ (2,731)	$ (2,507)	$ 1,913	$ (6,793)	$ (4,880)
Savings accounts	250	(2,238)	(1,988)	628	(5,832)	(5,204)
Time deposits	(1,763)	(13,569)	(15,332)	684	(26,485)	(25,801)
Short-term borrowings	2,426	(2,998)	(572)	(1,512)	(4,474)	(5,986)
Long-term debt	1,165	(1,362)	(197)	(1,886)	(1,059)	(2,945)
Total interest expense	2,302	(22,898)	(20,596)	(173)	(44,643)	(44,816)
Net variance	$14,804	$(18,011)	$ (3,207)	$ 3,856	$ 8,463	$ 12,319

Other Income: Total other income, exclusive of security gains or losses, increased by $10.6 million or 20.7% to $61.6 million in 2003 and increased by $5.9 million or 13.2% to $51.0 million in 2002, compared to $45.1 million in 2001.

Fee income earned from the origination and sale into the secondary market of fixed rate mortgage loans is included with other non-yield related loan fees in the subcategory "other service income." Other service income increased by $8.7 million or 67.3% to $21.6 million in 2003 and increased by $3.0 million or 29.9% to $12.9 million in 2002 due primarily to the increase in fixed rate mortgage loan volume. Fixed rate mortgage loan volume is greatly dependent on the level of long-term interest rates. Although long-term interest rates continue to be relatively low, a ten-year U.S. Government Treasury note is approximately 1.00% higher now than during the second quarter of 2003. Management expects a significant decrease in fixed rate mortgage loan volume in 2004 due to the increase in long-term interest rates. Management projects that other service income in 2004 will approximate the amount earned in 2002.

Income from fiduciary activities increased by $1.3 million or 14.6% to $10.2 million in 2003 and increased by $128,000 or 1.5% in 2002. Fiduciary fees are generally based on the market value of assets under management. The stronger performance of the equity markets in 2003 contributed to the large increase in fee income for 2003. Management expects a similar increase in fee income from fiduciary activities in 2004 due to the projected growth in assets under management.

Service charges on deposit accounts increased by $401,000 or 2.9% to $14.3 million in 2003 and increased by $447,000 or 3.3% in 2002. Management expects a larger increase in service charges on deposit accounts in 2004 due to pricing increases.

The subcategory of "other income" increased by $135,000 or .9% to $15.4 million in 2003 and increased by $2.4 million or 18.5% in 2002. The large increase in 2002 was primarily due to increased fees from check card and ATM services and a $575,000 gain from sale of a branch office. The small increase in 2003 was primarily due to reduced fee income from check card transactions. Visa International reached a settlement with a number of retailers in 2003 which reduced the interchange income earned on check card transactions for the last four months of 2003. Management expects that the subcategory of other income will experience a small decrease in 2004 due to the reduced interchange income earned on check card transactions for the entire year.

Other Expense: Total other expense increased by $2.4 million or 2.0% to $122.4 million in 2003 and increased by $5.8 million or 5.0% to $120.0 million in 2002, compared to $114.2 million in 2001.

Salaries and employee benefits increased by $2.6 million or 4.0% to $68.1 million in 2003 and increased by $5.4 million or 9.0% in 2002. Full-time equivalent employees at year-end were 1,645 in 2003 and 1,600 in 2002. Salary expense increased by 1.9% in 2003 and by 7.3% in 2002. Employee benefit expense increased by 12.5% in 2003 and by 16.8% in 2002. The large increase in employee benefit expense for both 2003 and 2002 was primarily due to a large increase in expense for the defined benefit pension plan and for the supplemental executive retirement plan for each year. See Note 12 of the Notes to Consolidated Financial Statements for additional information on Park's benefit plans. Management expects that salaries and employee benefits expense will increase by approximately 4.0% in 2004.

The expense for amortization of intangibles was $3.1 million in 2003, compared to $5.3 million in 2002 and $4.1 million in 2001. The expense for amortization of intangibles is expected to be $1.5 million in 2004. The reduction in the amortization of intangibles in 2003 is due to the completion of the amortization of core deposit intangibles at The Richland Trust Company in 2002. The expected reduction of the amortization of intangibles in 2004 is due to the completion of the amortization of core deposit intangibles at the Fairfield National Division in 2003.

The subcategory "other expense" was $10.3 million in 2003, compared to $9.2 million in 2002 and $10.7 million in 2001. The increase in other expense of $1.1 million in 2003 was primarily due to a loss from an overdraft on a commercial checking account of $600,000 and an increase in losses from customer fraud.

Management expects that total noninterest expense will be slightly lower in 2004 compared to $122.4 million in 2003.

Income Taxes: Federal income tax expense as a percentage of income before taxes was 29.5% in 2003, compared to 29.4% in 2002 and 2001. A lower effective tax percentage rate than the statutory rate of thirty-five percent is primarily due to tax-exempt interest income from state and municipal investments and loans and low income housing tax credits.

CREDIT EXPERIENCE

Provision for Loan Losses: The provision for loan losses is the amount added to the allowance for loan losses to absorb possible future loan charge-offs. The amount of the loan loss provision is determined by management after reviewing the risk characteristics of the loan portfolio, historical loan loss experience and projections of future economic conditions.

The allowance for loan losses at December 31, 2003 totaled $63.1 million and represented 2.31% of total loans outstanding at December 31, 2003, compared to $62.0 million or 2.30% of total loans outstanding at December 31, 2002 and $60.0 million or 2.14% of total loans outstanding at December 31, 2001. The provision for loan losses was $12.6 million for 2003, compared to $15.0 million for 2002 and $13.1 million for 2001. Net charge-offs were $11.5 million for 2003, compared to $13.0 million for 2002 and $10.6 million for 2001. Management expects that net charge-offs may decrease in 2004 as the economy continues to expand.

Management believes that the allowance for loan losses at year-end 2003 is adequate to absorb estimated credit losses in the loan portfolio. See Note 1 of the Notes to Consolidated Financial Statements for additional information on management's evaluation of the adequacy of the allowance for loan losses.

The following table summarizes the loan loss provision, charge-offs and recoveries for the last five years:

Table 8 – Summary of Loan Loss Experience

(In thousands)	2003	2002	2001	2000	1999
Average loans (net of unearned interest)	**$2,695,830**	$2,719,805	$2,881,551	$2,873,939	$2,618,162
Allowance for possible loan losses:					
Beginning balance	**$ 62,028**	$ 59,959	$ 57,473	$ 52,140	$ 48,098
Charge-offs:					
Commercial	**4,698**	7,210	3,770	5,077	5,055
Real estate	**3,120**	2,409	2,623	1,161	1,907
Consumer	**9,233**	8,606	9,908	6,825	5,361
Lease financing	**985**	1,602	1,519	933	268
Total charge-offs	**18,036**	19,827	17,820	13,996	12,591
Recoveries:					
Commercial	**$ 1,543**	$ 1,812	$ 2,453	$ 788	$ 445
Real estate	**1,131**	1,534	656	573	1,484
Consumer	**3,236**	2,891	3,426	2,772	2,123
Lease financing	**645**	616	712	406	112
Total recoveries	**6,555**	6,853	7,247	4,539	4,164
Net charge-offs	**11,481**	12,974	10,573	9,457	8,427
Provision charged to earnings	**12,595**	15,043	13,059	14,790	12,469
Ending balance	**$ 63,142**	$ 62,028	$ 59,959	$ 57,473	$ 52,140
Ratio of net charge-offs to average loans	**0.43%**	0.48%	0.37%	0.33%	0.32%
Ratio of allowance for possible loan losses to end of year loans, net of unearned interest	**2.31%**	2.30%	2.14%	1.94%	1.88%

The following table summarizes the allocation of allowance for possible loan losses:

Table 9 – Allocation of Allowance for Loan Losses

December 31,	2003		2002		2001		2000		1999	
(Dollars in thousands)	Allowance	Percent of Loans Per Category	Allowance	Percent of Loans Per Category	Allowance	Percent of Loans Per Category	Allowance	Percent of Loans Per Category	Allowance	Percent of Loans Per Category
Commercial	$17,117	16.16%	$17,049	16.34%	$15,853	15.75%	$15,573	16.20%	$13,645	15.83%
Real estate	25,213	65.00%	23,375	63.78%	21,695	62.90%	20,222	61.83%	18,280	60.80%
Consumer	18,681	16.48%	18,322	16.40%	19,131	17.08%	17,886	17.30%	17,212	19.05%
Leases	2,131	2.36%	3,282	3.48%	3,280	4.27%	3,792	4.67%	3,003	4.32%
Total	**$63,142**	**100.00%**	$62,028	100.00%	$59,959	100.00%	$57,473	100.00%	$52,140	100.00%

As of December 31, 2003, the Corporation had no significant concentrations of loans to borrowers engaged in the same or similar industries nor did the Corporation have any loans to foreign governments.

Nonperforming Assets: Nonperforming loans include: 1) loans whose interest is accounted for on a nonaccrual basis; 2) loans whose terms have been renegotiated; and 3) loans which are contractually past due 90 days or more as to principal or interest payments but whose interest continues to accrue. Other real estate owned results from taking title to property used as collateral for a defaulted loan.

The following is a summary of the nonaccrual, past due and renegotiated loans and other real estate owned for the last five years:

Table 10 – Nonperforming Assets

December 31, (Dollars in thousands)	2003	2002	2001	2000	1999
Nonaccrual loans	**$15,921**	$17,579	$17,303	$10,204	$ 6,446
Renegotiated loans	**5,452**	2,599	2,254	6,440	740
Loans past due 90 days or more	**4,367**	6,290	7,550	5,093	5,191
Total nonperforming loans	**25,740**	26,468	27,107	21,737	12,377
Other real estate owned	**2,319**	3,206	3,425	1,716	2,486
Total nonperforming assets	**$28,059**	$29,674	$30,532	$23,453	$14,863
Percentage of nonperforming loans to loans, net of unearned interest	**0.94%**	0.98%	0.97%	0.74%	0.45%
Percentage of nonperforming assets to loans, net of unearned interest	**1.03%**	1.10%	1.09%	0.79%	0.53%
Percentage of nonperforming assets to total assets	**0.56%**	0.67%	0.67%	0.56%	0.36%

Tax equivalent interest income from loans of $184.7 million for 2003 would have increased by $1.4 million if all loans had been current in accordance with their original terms. Interest income for the year ended December 31, 2003 in the approximate amount of $632,000 is included in interest income for those loans in accordance with original terms.

The Corporation had $177.7 million of loans included on the Corporation's watch list of potential problem loans at December 31, 2003 compared to $159.0 million at year-end 2002 and $111.0 million at year-end 2001. The existing conditions of these loans do not warrant classification as nonaccrual. Management undertakes additional surveillance regarding a borrower's ability to comply with payment terms for watch list loans. Management expects a reduction in the amount of watch list loans by year-end 2004 as a result of improving economic conditions.

CAPITAL RESOURCES

Liquidity and Interest Rate Sensitivity Management: The Corporation's objective in managing its liquidity is to maintain the ability to continuously meet the cash flow needs of customers, such as borrowings or deposit withdrawals, while at the same time seeking higher yields from longer-term lending and investing activities.

Cash and cash equivalents decreased by $69.0 million during 2003 to $169.8 million at year end. Cash provided by operating activities was $99.2 million in 2003, $80.4 million in 2002, and $98.2 million in 2001. Net income was the primary source of cash for operating activities during each year.

Cash used in investing activities was $665.0 million in 2003 and $351.0 million in 2001. Cash provided by investing activities was $200.6 million in 2002. Security transactions are the major use or source of cash in investing activities. Proceeds from the sale or maturity of securities provide cash and purchases of securities use cash. Net security transactions used $615.9 million of cash in 2003, provided $110.1 million of cash in 2002 and used $499.0 million of cash in 2001. The other major use or source of cash in investing activities is the net increase or decrease in the loan portfolio. Cash used by the net increase in the loan portfolio was $45.2 million in 2003 and cash provided by the net decrease in the loan portfolio was $95.0 million in 2002 and $156.1 million in 2001.

Cash provided by financing activities was $496.7 million in 2003 and $252.5 million in 2001. Cash used by financing activities was $211.3 million in 2002. A major source of cash for financing activities is the net increase in deposits. Cash used by the net decrease in deposits was $80.9 million in 2003. Cash provided by the net increase in deposits was $180.9 million in 2002 and $147.0 million in 2001.

Changes in short-term borrowings or long-term debt are another major source or use of cash for financing activities. The net increase in short-term borrowings provided cash of $327.9 million in 2003 and $42.6 million in 2001. The net decrease in short-term borrowings used cash of $129.4 million in 2002. Cash was provided by the net increase in long-term debt of $298.8 million in 2003 and $102.4 million in 2001. Cash was used by the net decrease in long-term debt of $205.3 million in 2002.

Funds are available from a number of sources, including the securities portfolio, the core deposit base, Federal Home Loan Bank borrowings, and the capability to securitize or package loans for sale. The present funding sources provide more than adequate liquidity for the Corporation to meet its cash flow needs.

Liquidity is enhanced by assets maturing or repricing within one year. Assets maturing or repricing within one year were $2,472 million or 52.3% of interest earning assets at year-end 2003. Liquidity is also enhanced by a significant amount of stable core deposits from a variety of customers in several Ohio markets served by the Corporation.

An asset/liability committee monitors and forecasts rate-sensitive assets and rate-sensitive liabilities and develops strategies and pricing policies to influence the acquisition of certain assets and liabilities. The purpose of these efforts is to guard the Corporation from adverse impacts of unforeseen swings in interest rates and to enhance the net income of the Corporation by accepting a limited amount of interest rate risk based on interest rate projections.

The following table shows interest sensitivity data for five different time intervals as of December 31, 2003:

Table 11 – Interest Rate Sensitivity

(Dollars in thousands)	0-3 Months	3-12 Months	1-3 Years	3-5 Years	Over 5 Years	Total
Interest rate sensitive assets:						
Investment securities and interest-bearing deposits (1)	$ 133,128	$ 267,448	$ 475,811	$369,987	$744,902	$1,991,276
Loans (1)	939,608	1,131,298	489,378	130,169	40,350	2,730,803
Total interest earning assets	1,072,736	1,398,746	965,189	500,156	785,252	4,722,079
Interest bearing liabilities:						
Interest bearing checking (2)	138,808	—	416,422	—	—	555,230
Savings accounts (2)	286,947	—	286,946	—	—	573,893
Money market checking	233,170	—	—	—	—	233,170
Time deposits	372,009	583,266	402,407	143,356	1,581	1,502,619
Other	1,544	—	—	—	—	1,544
Total deposits	1,032,478	583,266	1,105,775	143,356	1,581	2,866,456
Short-term borrowings	366,709	150,050	—	—	—	516,759
Long-term debt	375,000	23	8,100	12,678	90,176	485,977
Total interest bearing liabilities	1,774,187	733,339	1,113,875	156,034	91,757	3,869,192
Interest rate sensitivity gap	(701,451)	665,407	(148,686)	344,122	693,495	852,887
Cumulative rate sensitivity gap	(701,451)	(36,044)	(184,730)	159,392	852,887	—
Cumulative gap as a percentage of total interest earning assets	–14.85%	–0.76%	–3.91%	3.38%	18.06%	—

(1) Investment securities and loans that are subject to prepayment are shown in the table by the earlier of their repricing date or their expected repayment dates and not by their contractual maturity.

(2) Management considers interest bearing checking accounts and savings accounts to be core deposits and therefore, not as rate sensitive as other deposit accounts and borrowed money. Accordingly, only 25% of interest bearing checking accounts and 50% of savings accounts are considered to reprice within one year. If all of the interest bearing checking accounts and savings accounts were considered to reprice within one year, the one year cumulative gap would change from a negative .76% to a negative 15.66%.

The interest rate sensitivity gap analysis provides a good overall picture of the Corporation's static interest rate risk position. The Corporation's policy is that the twelve month cumulative gap position should not exceed fifteen percent of interest earning assets for three consecutive quarters. At December 31, 2003, the cumulative interest earning assets maturing or repricing within twelve months were $2,472 million compared to the cumulative interest bearing liabilities maturing or repricing within twelve months of $2,508 million. For the twelve month cumulative gap position, rate sensitive liabilities exceed rate sensitive assets by $36 million or .8% of earning assets. Management expects that the twelve month interest rate sensitivity gap will move from a slightly negative position (liabilities exceeding assets) to a slightly positive position (assets exceeding liabilities) by year-end 2004. Management plans to convert some short-term borrowings into long-term fixed rate debt to achieve this strategy.

A negative twelve month cumulative rate sensitivity gap would suggest that the Corporation's net interest margin would decrease if interest rates were to rise. However, the usefulness of the interest sensitivity gap analysis as a forecasting tool in projecting net interest income is limited. The gap analysis does not consider the magnitude by which assets or liabilities will reprice during a period and also contains assumptions as to the repricing of transaction and savings accounts that may not prove to be correct.

The cumulative twelve month interest rate sensitivity gap position at December 31, 2002 was a positive $835 million or 20.1% of interest earning assets compared to a negative $36 million or a negative .8% of interest earning assets at December 31, 2003. This change in the cumulative twelve month interest rate sensitivity gap of a negative $871 million was primarily due to an increase in the amount of short-term borrowings and long-term debt repricing or maturing in one year to $892 million at year-end 2003 compared to $189 million at year-end 2002.

Management supplements the interest rate sensitivity gap analysis with periodic simulations of balance sheet sensitivity under various interest rate and what-if scenarios to better forecast and manage the net interest margin. The Corporation uses an earnings simulation model to analyze net interest income sensitivity to movements in interest rates. This model is based on actual cash flows and repricing characteristics for balance sheet instruments and incorporates market-based assumptions regarding the impact of changing interest rates on the prepayment rate of certain assets and liabilities. This model also includes management's projections for activity levels of various balance sheet instruments and noninterest fee income and operating expense. Assumptions based on the historical behavior of deposit rates and balances in relation to changes in interest rates are also incorporated into this earnings simulation model. These assumptions are inherently uncertain and as a result, the model cannot precisely measure net interest income or precisely predict the impact of changes in interest rates on net interest income and net income. Actual results will differ from simulated results due to timing, magnitude, and frequency of interest rate changes as well as changes in market conditions and management strategies.

Management uses a .50% change in market interest rates per quarter for a total of 2.00% per year in evaluating the impact of changing interest rates on net interest income and net income over a twelve month horizon. At December 31, 2003, the earnings simulation model projected that net income would increase by .1% using a rising interest rate scenario and decrease by 1.3% using a declining interest rate scenario over the next year. At December 31, 2002, the earnings simulation model projected that net income would increase by .6% using a rising interest rate scenario and decrease by 1.2% using a declining interest rate scenario over the next year. At December 31, 2001, the earnings simulation model projected that net income would decrease by .5% using a rising interest rate scenario and increase by .7% using a declining interest rate scenario over the next year. Consistently, over the past several years the earnings simulation model has projected that changes in interest rates would have only a small impact on net income and the net interest margin. The net interest margin has been relatively stable over the past five years at 4.60% in 2003, 5.06% in 2002, 4.92% in 2001, 4.75% in 2000 and 4.87% in 1999. A major goal of the asset/liability committee is to have a relatively stable net interest margin regardless of the level of interest rates. Management expects that the net interest margin will be approximately 4.50% in 2004.

CONTRACTUAL OBLIGATIONS

In the ordinary course of operations, Park enters into certain contractual obligations. Such obligations include the funding of operations through debt issuances as well as leases for premises. The following table summarizes Park's significant and determinable obligations by payment date at December 31, 2003.

Further discussion of the nature of each obligation is included in the referenced Note to the Consolidated Financial Statements.

Table 12 – Contractual Obligations

December 31, 2003		Payments Due In				
(Dollars in thousands)	Note	0-1 Years	1-3 Years	3-5 Years	Over 5 Years	Total
Deposits without stated maturity		$1,910,086	$ —	$ —	$ —	$1,910,086
Certificates of deposit		956,819	402,407	143,356	1,581	1,504,163
Short-term borrowings	9	516,759	—	—	—	516,759
Long-term debt	10	23	208,100	187,678	90,176	485,977
Operating leases	8	1,076	1,622	1,044	698	4,440
Purchase obligations		1,135	—	—	—	1,135
Total contractual obligations		$3,385,898	$612,129	$332,078	$92,455	$4,422,560

The Corporation's operating lease obligations represent short and long-term lease and rental payments for facilities and equipment. Purchase obligations represent obligations under agreements to purchase goods or services that are enforceable and legally binding on the Corporation. The purchase obligation amounts primarily relate to certain contractual payments for information technology software and equipment.

Commitments, Contingent Liabilities, and Off-Balance Sheet Arrangements: In order to meet the financing needs of its customers, the Corporation issues loan commitments and standby letters of credit. At December 31, 2003, the Corporation had $578 million of loan commitments for commercial, commercial real estate, and residential real estate loans and had $141 million of commitments for revolving home equity and credit card lines. Standby letters of credit totaled $22 million at December 31, 2003.

Commitments to extend credit for loan commitments and standby letters of credit do not necessarily represent future cash requirements. These commitments often expire without being drawn upon. However, all of the loan commitments and standby letters of credit are permitted to be drawn upon in 2004. See Note 16 of the Notes to Consolidated Financial Statements for additional information on loan commitments and standby letters of credit.

The Corporation did not have any significant contingent liabilities at December 31, 2003, and did not have any off-balance sheet arrangements at year-end 2003.

Capital: The Corporation's primary means of maintaining capital adequacy is through net retained earnings. At December 31, 2003, the Corporation's equity capital was $543.0 million, an increase of 6.6% over the equity capital at December 31, 2002. Stockholders' equity at December 31, 2003 was 10.79% of total assets compared to 11.45% of total assets at December 31, 2002.

Financial institution regulators have established guidelines for minimum capital ratios for banks, thrifts and bank holding companies. The unrealized gain or loss on available-for-sale securities is not included in computing regulatory capital. The capital standard of risk-based capital to risk-based assets is 8.00% at December 31, 2003. At year-end 2003, the Corporation had a risk-based capital ratio of 17.78% or capital above the minimum required by $302 million. The capital standard of tier 1 capital to risk-based assets is 4.00% at December 31, 2003. Tier 1 capital includes stockholders' equity net of goodwill and other intangible assets. At year-end 2003, the Corporation had a tier 1 capital to risk-based assets ratio of 16.51% or capital above the minimum required by $387 million. Bank regulators have also established a leverage capital ratio of 4%, consisting of tier 1 capital to total assets, not risk adjusted. At year-end 2003, the Corporation had a leverage capital ratio of 10.79% or capital above the minimum required by $321 million. Regulatory guidelines also establish capital ratio requirements for "well capitalized" bank holding companies. The capital ratios are 10% for risk-based capital, 6% for tier 1 capital to risk-based assets and 5% for tier 1 capital to total assets. The Corporation exceeds these higher capital standards and therefore is classified as "well capitalized."

The financial institution subsidiaries of the Corporation each met the well capitalized capital ratio guidelines at December 31, 2003. The table below indicates the capital ratios for each subsidiary and the Corporation at December 31, 2003:

Table 13 – Capital Ratios

December 31, 2003	Leverage	Tier 1 Risk-Based	Total Risk-Based
Park National Bank	5.38%	8.16%	11.63%
Richland Trust Company	5.77%	9.94%	11.20%
Century National Bank	5.81%	9.48%	11.83%
First-Knox National Bank	5.46%	8.71%	12.60%
United Bank, N.A.	5.56%	10.38%	11.64%
Second National Bank	5.43%	8.89%	12.36%
Security National Bank	5.34%	7.94%	12.11%
Citizens National Bank	5.80%	11.72%	16.59%
Park National Corporation	10.79%	16.51%	17.78%
Minimum Capital Ratio	4.00%	4.00%	8.00%
Well Capitalized Ratio	5.00%	6.00%	10.00%

Effects of Inflation: Balance sheets of financial institutions typically contain assets and liabilities that are monetary in nature and therefore, differ greatly from most commercial and industrial companies which have significant investments in premises, equipment and inventory. During periods of inflation, financial institutions that are in a net positive monetary position will experience a decline in purchasing power which has an impact on growth. Another significant effect on internal equity growth is other expenses, which tend to rise during periods of inflation.

Management believes the most significant impact on financial results is the Corporation's ability to align its asset/liability management program to react to changes in interest rates.

The following table summarizes five-year financial information. All per share data have been retroactively restated for the 5% stock dividend paid on December 15, 1999.

Table 14 – Consolidated Five-Year Selected Financial Data

December 31, (Dollars in thousands, except per share data)	2003	2002	2001	2000	1999
Results of Operations:					
Interest income	**$ 264,629**	$ 287,920	$ 320,348	$ 323,131	$ 293,034
Interest expense	**61,992**	82,588	127,404	142,339	119,238
Net interest income	**202,637**	205,332	192,944	180,792	173,796
Gain/(loss) on sale of securities	**(6,060)**	(182)	140	(889)	(4,639)
Noninterest income	**61,583**	51,032	45,098	38,353	36,736
Noninterest expense	**122,376**	119,964	114,207	106,862	103,460
Provision for loan losses	**12,595**	15,043	13,059	14,790	12,469
Net income	**86,878**	85,579	78,362	68,547	63,805
Per share:					
Net income – basic	**6.31**	6.17	5.59	4.82	4.45
Net income – diluted	**6.27**	6.15	5.58	4.81	4.43
Cash dividends declared	**3.37**	3.11	2.89	2.66	2.36
Average Balances:					
Loans	**$2,695,830**	$2,719,805	$2,881,551	$2,873,939	$2,618,162
Investment securities	**1,759,816**	1,384,750	1,105,707	1,001,940	1,025,599
Money market instruments and other	**35,768**	36,679	21,021	24,144	28,420
Total earning assets	**4,491,414**	4,141,234	4,008,279	3,900,023	3,672,181
Noninterest bearing deposits	**522,456**	502,400	460,219	460,360	451,723
Interest bearing deposits	**2,901,835**	2,901,456	2,735,046	2,666,113	2,606,173
Total deposits	**3,424,291**	3,403,856	3,195,265	3,126,473	3,057,896
Short-term borrowings	**515,328**	226,238	279,244	295,162	359,639
Long-term debt	**281,599**	252,834	295,669	267,147	89,399
Stockholders' equity	**520,391**	487,316	452,287	414,095	409,079
Total assets	**4,803,263**	4,435,162	4,270,004	4,141,834	3,949,655
Ratios:					
Return on average assets	**1.81%**	1.93%	1.84%	1.65%	1.62%
Return on average equity	**16.69%**	17.56%	17.33%	16.55%	15.60%
Net interest margin (1)	**4.60%**	5.06%	4.92%	4.75%	4.87%
Noninterest expense to net revenue (1)	**45.66%**	46.02%	47.11%	47.82%	47.98%
Dividend payout ratio	**53.42%**	50.42%	51.64%	52.73%	49.50%
Average stockholders' equity to average total assets	**10.83%**	10.99%	10.59%	10.00%	10.36%
Leveraged capital	**10.79%**	10.72%	9.97%	9.91%	9.80%
Tier 1 capital	**16.51%**	16.51%	14.84%	15.01%	14.42%
Risk-based capital	**17.78%**	17.78%	16.09%	16.27%	15.64%

(1) *Computed on a fully taxable equivalent basis*

The following table is a summary of selected quarterly results of operations for the years ended December 31, 2003 and 2002. Certain quarterly amounts have been reclassified to conform to the year-end financial statement presentation.

Table 15 – Quarterly Financial Data

(Dollars in thousands, except per share data)	Three Months Ended March 31	June 30	Sept. 30	Dec. 31
2003:				
Interest income	**$68,863**	**$67,971**	**$64,051**	**$63,744**
Interest expense	**16,658**	**16,375**	**14,701**	**14,258**
Net interest income	**52,205**	**51,596**	**49,350**	**49,486**
Provision for loan losses	**3,433**	**2,836**	**3,156**	**3,170**
Gain (loss) on sale of securities	**(1,234)**	**321**	**(4,474)**	**(673)**
Income before income taxes	**32,924**	**35,991**	**28,502**	**25,772**
Net income	**23,166**	**25,123**	**20,200**	**18,389**
Per share data:				
Net income – basic	**1.68**	**1.83**	**1.47**	**1.33**
Net income – diluted	**1.68**	**1.81**	**1.46**	**1.32**
Weighted-average common stock outstanding – basic	**13,780,828**	**13,761,117**	**13,764,381**	**13,775,194**
Weighted-average common stock equivalent – diluted	**13,824,663**	**13,842,161**	**13,880,422**	**13,886,743**
2002:				
Interest income	**$74,874**	**$73,099**	**$72,402**	**$67,545**
Interest expense	**22,627**	**21,200**	**20,472**	**18,289**
Net interest income	**52,247**	**51,899**	**51,930**	**49,256**
Provision for loan losses	**4,519**	**3,644**	**3,194**	**3,686**
Gain (loss) on sale of securities	**(210)**	**—**	**—**	**28**
Income before income taxes	**30,097**	**31,089**	**31,658**	**28,331**
Net income	**21,448**	**21,972**	**22,073**	**20,086**
Per share data:				
Net income – basic	**1.53**	**1.58**	**1.59**	**1.45**
Net income – diluted	**1.53**	**1.57**	**1.59**	**1.45**
Weighted-average common stock outstanding – basic	**13,936,340**	**13,920,111**	**13,847,583**	**13,810,087**
Weighted-average common stock equivalent – diluted	**13,973,050**	**13,958,268**	**13,871,544**	**13,835,833**

The Corporation's common stock (symbol: PRK) is traded on the American Stock Exchange (AMEX). At December 31, 2003, the Corporation had 4,774 stockholders of record. The following table sets forth the high, low and closing sale prices of, and dividends declared on the common stock for each quarterly period for the years ended December 31, 2003 and 2002, as reported by AMEX.

Table 16 – Market and Dividend Information

	High	Low	Last Price	Cash Dividend Declared Per Share
2003:				
First Quarter	$103.45	$ 93.30	$ 93.30	$0.83
Second Quarter	114.30	95.55	114.25	0.83
Third Quarter	120.00	111.34	111.90	0.83
Fourth Quarter	119.50	106.02	113.15	0.88
2002:				
First Quarter	$ 99.00	$ 89.50	$ 98.75	$0.76
Second Quarter	102.10	86.00	86.00	0.76
Third Quarter	97.71	84.01	93.70	0.76
Fourth Quarter	99.25	88.30	98.80	0.83

PARK NATIONAL CORPORATION AND SUBSIDIARIES

at December 31, 2003 and 2002 (Dollars in thousands)

ASSETS	2003	2002
Cash and due from banks	**$ 169,782**	$ 157,088
Federal funds sold	**—**	81,700
Interest bearing deposits with other banks	**50**	50
Investment securities:		
Securities available-for-sale, at fair value (amortized cost of $1,899,537 and $993,317 at December 31, 2003 and 2002, respectively)	**1,928,697**	1,030,264
Securities held-to-maturity, at amortized cost (fair value of $63,563 and $360,688 at December 31, 2003 and 2002, respectively)	**62,529**	352,878
Total investment securities	**1,991,226**	1,383,142
Loans	**2,737,520**	2,701,206
Unearned loan interest	**(6,717)**	(9,019)
Total loans	**2,730,803**	2,692,187
Allowance for loan losses	**(63,142)**	(62,028)
Net loans	**2,667,661**	2,630,159
Other assets:		
Bank owned life insurance	**82,570**	74,355
Premises and equipment, net	**36,746**	38,734
Accrued interest receivable	**19,794**	20,189
Other	**67,127**	61,208
Total other assets	**206,237**	194,486
Total assets	**$5,034,956**	$4,446,625

The accompanying notes are an integral part of the financial statements.

PARK NATIONAL CORPORATION AND SUBSIDIARIES
at December 31, 2003 and 2002 (Dollars in thousands)

LIABILITIES AND STOCKHOLDERS' EQUITY	2003	2002
Deposits:		
Noninterest bearing	**$ 547,793**	$ 594,157
Interest bearing	**2,866,456**	2,900,978
Total deposits	**3,414,249**	3,495,135
Short-term borrowings	**516,759**	188,878
Long-term debt	**485,977**	187,226
Other liabilities:		
Accrued interest payable	**6,437**	8,074
Other	**68,493**	58,020
Total other liabilities	**74,930**	66,094
Total liabilities	**4,491,915**	3,937,333
Stockholders' equity:		
Common stock, no par value (20,000,000 shares authorized; 14,542,335 shares issued in 2003 and 14,540,449 issued in 2002)	**105,895**	105,768
Accumulated other comprehensive income, net	**18,954**	22,418
Retained earnings	**486,769**	446,300
Less: Treasury stock (775,643 shares in 2003 and 748,483 shares in 2002)	**(68,577)**	(65,194)
Total stockholders' equity	**543,041**	509,292
Total liabilities and stockholders' equity	**$5,034,956**	$4,446,625

The accompanying notes are an integral part of the financial statements.

PARK NATIONAL CORPORATION AND SUBSIDIARIES

for the years ended December 31, 2003, 2002 and 2001 (Dollars in thousands, except per share data)

	2003	2002	2001
Interest income:			
Interest and fees on loans	**$183,929**	$206,699	$249,437
Interest and dividends on:			
Obligations of U.S. Government, its agencies and other securities	**73,753**	73,625	62,197
Obligations of states and political subdivisions	**6,168**	6,975	7,842
Other interest income	**779**	621	872
Total interest income	**264,629**	287,920	320,348
Interest expense:			
Interest on deposits:			
Demand and savings deposits	**8,026**	12,521	22,605
Time deposits	**40,574**	55,906	81,707
Interest on short-term borrowings	**2,738**	3,310	9,296
Interest on long-term debt	**10,654**	10,851	13,796
Total interest expense	**61,992**	82,588	127,404
Net interest income	**202,637**	205,332	192,944
Provision for loan losses	**12,595**	15,043	13,059
Net interest income after provision for loan losses	**190,042**	190,289	179,885
Other income:			
Income from fiduciary activities	**10,245**	8,942	8,814
Service charges on deposit accounts	**14,269**	13,868	13,421
Gain/(loss) on sales of securities	**(6,060)**	(182)	140
Other service income	**21,648**	12,936	9,959
Other	**15,421**	15,286	12,904
Total other income	**$ 55,523**	$ 50,850	$ 45,238

The accompanying notes are an integral part of the financial statements.

PARK NATIONAL CORPORATION AND SUBSIDIARIES

for the years ended December 31, 2003, 2002 and 2001 (Dollars in thousands, except per share data)

	2003	2002	2001
Other expense:			
Salaries and employee benefits	**$ 68,093**	$ 65,464	$ 60,042
Data processing fees	**7,819**	8,302	8,247
Fees and service charges	**7,830**	7,709	6,536
Net occupancy expense of bank premises	**6,917**	6,262	5,771
Amortization of intangibles	**3,110**	5,276	4,097
Furniture and equipment expense	**6,434**	6,177	6,139
Insurance	**1,090**	1,190	1,257
Marketing	**3,585**	3,512	3,371
Postage and telephone	**4,691**	4,560	4,661
State taxes	**2,518**	2,287	3,339
Other	**10,289**	9,225	10,747
Total other expense	**122,376**	119,964	114,207
Income before federal income taxes	**123,189**	121,175	110,916
Federal income taxes	**36,311**	35,596	32,554
Net income	**$ 86,878**	$ 85,579	$ 78,362
Earnings per share:			
Basic	**$6.31**	$6.17	$5.59
Diluted	**$6.27**	$6.15	$5.58

The accompanying notes are an integral part of the financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

PARK NATIONAL CORPORATION AND SUBSIDIARIES

for the years ended December 31, 2003, 2002 and 2001 (Dollars in thousands, except per share data)

	Common Stock			Accumulated Other		
	Shares Outstanding	Amount	Retained Earnings	Comprehensive Income	Treasury Stock	Total
Balance, January 1, 2001	14,124,717	$119,229	$365,975	$ 4,028	$(46,583)	$442,649
Treasury stock purchased	(207,330)	—	—	—	(18,336)	(18,336)
Treasury stock reissued primarily for stock options exercised	24,646	—	—	—	1,558	1,558
Retire treasury stock from Security Banc Corporation merger	—	(13,361)	—	—	13,361	—
Cash payment for fractional shares in Security Banc Corporation merger	(1,232)	(97)	—	—	—	(97)
Net income	—	—	78,362	—	—	78,362
Other comprehensive income, net of tax:						
Unrealized net holding gain on securities available-for-sale, net of income taxes of $2,518				4,677		4,677
Total other comprehensive income						4,677
Comprehensive income						83,039
Cash dividends:						
Corporation at $2.89 per share	—	—	(38,112)	—	—	(38,112)
Cash dividends declared at Security Banc Corporation prior to the merger	—	—	(2,355)	—	—	(2,355)
Balance, December 31, 2001	13,940,801	$105,771	$403,870	$ 8,705	$(50,000)	$468,346
Treasury stock purchased	(203,562)	—	—	—	(18,793)	(18,793)
Treasury stock reissued primarily for stock options exercised	54,776	—	—	—	3,599	3,599
Cash payment for fractional shares in dividend reinvestment plan	(49)	(3)	—	—	—	(3)
Net income	—	—	85,579	—	—	85,579
Other comprehensive income, net of tax:						
Unrealized net holding gain on securities available-for-sale, net of income taxes of $8,243				15,311		15,311
Additional minimum liability for pension plan, net of income taxes of $(860)				(1,598)	—	(1,598)
Total other comprehensive income						13,713
Comprehensive income						99,292
Cash dividends:						
Corporation at $3.11 per share	—	—	(43,149)	—	—	(43,149)
Balance, December 31, 2002	**13,791,966**	**$105,768**	**$446,300**	**$22,418**	**$(65,194)**	**$509,292**
Treasury stock purchased	(88,489)	—	—	—	(8,907)	(8,907)
Treasury stock reissued primarily for stock options exercised	61,329	—	—	—	5,524	5,524
Cash payment for fractional shares in dividend reinvestment plan	(38)	(3)	—	—	—	(3)
Shares issued for stock options	1,924	130				130
Net income	—	—	86,878	—	—	86,878
Other comprehensive income, net of tax:						
Unrealized net holding loss on securities available-for-sale, net of income taxes of $(2,725)				(5,062)		(5,062)
Reverse minimum liability for pension plan, net of income taxes of $860				1,598	—	1,598
Total other comprehensive income						(3,464)
Comprehensive income						83,414
Cash dividends:						
Corporation at $3.37 per share	—	—	(46,409)	—	—	(46,409)
Balance, December 31, 2003	**13,766,692**	**$105,895**	**$486,769**	**$18,954**	**$(68,577)**	**$543,041**

The accompanying notes are an integral part of the financial statements.

PARK NATIONAL CORPORATION AND SUBSIDIARIES

for the years ended December 31, 2003, 2002 and 2001 (Dollars in thousands)

	2003	2002	2001
Operating activities:			
Net income	**$ 86,878**	$ 85,579	$ 78,362
Adjustments to reconcile net income to net cash provided by operating activities:			
Provision for loan losses	**12,595**	15,043	13,059
Amortization of loan fees and costs, net	**(4,882)**	(4,309)	(3,655)
Provision for depreciation and amortization	**5,866**	5,630	5,515
Amortization of intangible assets	**3,110**	5,276	4,097
(Accretion) amortization of investment securities	**(6,063)**	(5,666)	(1,570)
Deferred income taxes	**(3,661)**	(3,519)	763
Realized investment security losses (gains)	**6,060**	182	(140)
Changes in assets and liabilities:			
Increase in other assets	**(10,463)**	(5,368)	(26,808)
Increase (decrease) in other liabilities	**9,767**	(12,476)	28,558
Net cash provided by operating activities	**99,207**	80,372	98,181
Investing activities:			
Proceeds from sales of available-for-sale securities	**754,474**	99,673	97,138
Proceeds from maturities of securities:			
Held-to-maturity	**632,005**	1,989	2,956
Available-for-sale	**3,013,785**	1,971,411	392,406
Purchase of securities:			
Held-to-maturity	**(341,656)**	(327,348)	—
Available-for-sale	**(4,674,476)**	(1,635,650)	(991,540)
Net decrease in interest bearing deposits with other banks	**—**	—	1,588
Net (increase) decrease in loans	**(45,215)**	94,956	156,082
Purchase of loans	**—**	—	(2,604)
Cash paid for branches	**—**	—	(1,362)
Purchases of premises and equipment, net	**(3,878)**	(4,454)	(5,651)
Net cash (used in) provided by investing activities	**(664,961)**	200,577	(350,987)
Financing activities:			
Purchase of deposits	**—**	—	14,992
Net (decrease) increase in deposits	**(80,886)**	180,932	146,960
Net increase (decrease) in short-term borrowings	**327,881**	(129,433)	42,612
Cash payment for fractional shares of common stock	**(3)**	(3)	(97)
Exercise of stock options	**130**	—	—
Purchase of treasury stock, net	**(3,383)**	(15,194)	(16,778)
Proceeds from long-term debt	**475,000**	—	380,000
Repayment of long-term debt	**(176,249)**	(205,314)	(277,587)
Cash dividends paid	**(45,742)**	(42,292)	(37,585)
Net cash provided by (used in) financing activities	**496,748**	(211,304)	252,517
(Decrease) increase in cash and cash equivalents	**(69,006)**	69,645	(289)
Cash and cash equivalents at beginning of year	**238,788**	169,143	169,432
Cash and cash equivalents at end of year	**$ 169,782**	$ 238,788	$ 169,143

The accompanying notes are an integral part of the financial statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of significant accounting policies followed in the preparation of the consolidated financial statements:

Principles of Consolidation

The consolidated financial statements include the accounts of Park National Corporation (the Corporation or Park) and all of its subsidiaries. Material intercompany accounts and transactions have been eliminated.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

Reclassifications

Certain prior year amounts have been reclassified to conform with current year presentation.

Investment Securities

Investment securities are classified upon acquisition into one of three categories: Held-to-maturity, available-for-sale, or trading (see Note 4).

Held-to-maturity securities are those securities that the Corporation has the positive intent and ability to hold to maturity and are recorded at amortized cost. Available-for-sale securities are those securities that would be available to be sold in the future in response to the Corporation's liquidity needs, changes in market interest rates, and asset-liability management strategies, among others. Available-for-sale securities are reported at fair value, with unrealized holding gains and losses excluded from earnings and are included in other comprehensive income, net of applicable taxes. At December 31, 2003 and 2002, the Corporation did not hold any trading securities.

Gains and losses realized on the sale of investment securities have been accounted for on the trade date in the year of sale on an "identified certificate" basis.

Premises and Equipment

Premises and equipment are stated at cost, less accumulated depreciation and amortization. Depreciation is generally provided on the straight-line method over the estimated useful lives of the related assets. Leasehold improvements are amortized over the lives of the respective leases or the estimated useful lives of the improvements, whichever are the shorter periods. Upon the sale or other disposal of the assets, the cost and related accumulated depreciation are removed from the accounts and the resulting gain or loss is recognized. Maintenance and repairs are charged to expense as incurred while renewals and improvements are capitalized.

Other Real Estate Owned

Other real estate owned is recorded at the lower of cost or fair market value (which is not in excess of estimated net realizable value) and consists of property acquired through foreclosure, and real estate held for sale. Subsequent to acquisition, allowances for losses are established if carrying values exceed fair value less estimated costs to sell. Costs relating to development and improvement of such properties are capitalized (not in excess of fair value less estimated costs to sell), whereas costs relating to holding the properties are charged to expense.

Income Recognition

Income earned by the Corporation and its subsidiaries is recognized principally on the accrual basis of accounting. Loan origination fees are amortized over the life of the loans using the interest method on a loan by loan basis, and origination costs are deferred and amortized if material. Certain fees, principally service, are recognized as income when billed or collected.

The Corporation's subsidiaries suspend the accrual of interest when, in management's opinion, the collection of all or a portion of interest has become doubtful. Generally, when a loan is placed on nonaccrual, the Corporation's subsidiaries charge all previously accrued and unpaid interest against income. In future periods, interest will be included in income to the extent received only if complete principal recovery is reasonably assured.

Allowance for Loan Losses

The allowance for loan losses is that amount believed adequate to absorb estimated credit losses in the loan portfolio based on management's evaluation of various factors including overall growth in the loan portfolio, an analysis of individual loans, prior and current loss experience, and current economic conditions. A provision for loan losses is charged to operations based on management's periodic evaluation of these and other pertinent factors.

Statement of Financial Accounting Standards (SFAS) No. 114, "Accounting by Creditors for Impairment of a Loan", as amended by SFAS No. 118, "Accounting by Creditors for Impairment of a Loan—Income Recognition and Disclosure" requires an allowance to be established as a component of the allowance for loan losses for certain loans when it is probable that all amounts due pursuant to the contractual terms of the loan will not be collected, and the recorded investment in the loan exceeds the fair value. Fair value is measured using either the present value of expected future cash flows based upon the initial effective interest rate on the loan, the observable market price of the loan or the fair value of the collateral if the loan is collateral dependent.

Commercial loans are individually risk graded. Where appropriate, reserves are allocated to individual loans based on management's estimate of the borrower's ability to repay the loan given the availability of collateral and other sources of cash flow. Homogenous loans, such as consumer installment, residential mortgage loans, and automobile leases are not individually risk graded. Reserves are established for each pool of loans based on historical loan loss experience, current economic conditions and loan delinquency.

Mortgage Servicing Rights

When Park sells mortgage loans with servicing rights retained, the total cost of the mortgage loan is allocated to the servicing rights and the loans based on their relative fair values. The servicing rights capitalized are amortized in proportion to and over the period of estimated servicing income. Capitalized mortgage servicing rights are included in other assets and totaled $9,184,000 and $5,543,000 at December 31, 2003 and 2002, respectively. Servicing rights are assessed for impairment periodically, based on fair value, with any impairment recognized through a valuation allowance. Fees received for servicing mortgage loans owned by investors are based on a percentage of the outstanding monthly principal balance of such loans and are included in income as loan payments are received. The cost of servicing loans is charged to expense as incurred. Park serviced sold mortgage loans of $1,166 million at December 31, 2003 and $833 million at December 31, 2002.

Lease Financing

Leases of equipment, automobiles, and aircraft to customers generally are direct leases in which the Corporation's subsidiaries have acquired the equipment, automobiles, or aircraft with no outside financing.

Such leases are accounted for as direct financing leases for financial reporting purposes. Under the direct financing method, a receivable is recorded for the total amount of the lease payments to be received.

Unearned lease income, representing the excess of the sum of the aggregate rentals of the equipment, automobiles or aircraft over its cost is included in income over the term of the lease under the interest method.

Intangible Assets

In June 2001, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards No. 141, Business Combinations, and No. 142, Goodwill and Other Intangible Assets, effective for fiscal years beginning after December 15, 2001. Under the new standards, goodwill and indefinite lived intangible assets are no longer amortized and are subject to annual impairment tests.

Park had $7,529,000 of goodwill included in other assets at December 31, 2003 and 2002. This goodwill was evaluated for impairment during the first quarter of 2003 and a determination made that the goodwill was not impaired. No amortization expense was recorded on the goodwill in 2003 and 2002, compared to amortization expense of $375,000 in 2001. Application of the non-amortization provisions of the new standards increased net income by $375,000 and increased earnings per share by $.03 in both 2003 and 2002.

Park also had core deposit intangibles included in other assets of $5,429,000 at December 31, 2003 and $8,539,000 at December 31, 2002. The core deposit intangibles are being amortized to expense, principally on the straight-line method, over periods ranging from six to twelve years.

Consolidated Statement of Cash Flows

Cash and cash equivalents include cash and cash items, amounts due from banks and federal funds sold. Generally federal funds are purchased and sold for one day periods.

Net cash provided by operating activities reflects cash payments as follows:

December 31, *(Dollars in thousands)*	**2003**	2002	2001
Interest paid on deposits and other borrowings	**$63,608**	$85,286	$130,524
Income taxes paid	**$36,400**	$39,650	$ 31,559

Income Taxes

The Corporation accounts for income taxes using the asset and liability approach. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax basis of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

Derivative Instruments

In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." The provisions of this statement require that derivative instruments be carried at fair value on the balance sheet. The statement continues to allow derivative instruments to be used to hedge various risks and sets forth specific criteria to be used to determine when hedge accounting can be used. The statement also provided for offsetting changes in fair value or cash flows of both the derivative and the hedged asset or liability to be recognized in earnings in the same period; however, any changes in fair value or cash flow that represent the ineffective portion of a hedge are required to be recognized in earnings and cannot be deferred. For derivative instruments not accounted for as hedges, changes in fair value are required to be recognized in earnings. The provisions of this statement became effective for quarterly and annual reporting beginning January 1, 2001. The Corporation did not use any derivative instruments in 2003 and 2002 and as a result the adoption of this statement has had no impact on the Corporation's financial position, results of operations and cash flows.

Accounting Changes

FASB Interpretation No. 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others (FIN 45): FIN 45 was issued in November 2002, and changes current practice in the accounting for, and disclosure of, guarantees requiring certain guarantees to be recorded at fair value, which differs from the prior practice of recording a liability generally when a loss is probable and reasonably estimable, as those terms are defined in FASB Statement No. 5, *Accounting for Contingencies.* FIN 45 also requires a guarantor to make significant new disclosures, even when the likelihood of making any payments under the guarantee is remote, which also differs from current practice. The implementation of the accounting requirements of FIN 45 did not have a material impact on Park's financial condition, results of operations, or cash flows. Significant guarantees are disclosed in Note 16.

FASB Interpretation No. 46, Consolidation of Variable Interest Entities (FIN 46): FIN 46 was issued in January 2003. This Interpretation of Accounting Research Bulletin No. 51 (ARB 51), *Consolidated Financial Statements,* addresses consolidation by business enterprises of variable interest entities or, in many cases, special-purpose entities (SPE's). These entities must have certain characteristics for the required consolidation and financial reporting. ARB 51 requires that an enterprise's consolidated financial statements include subsidiaries in which the enterprise has a controlling financial interest. This Interpretation requires existing unconsolidated variable interest entities to be consolidated by their primary beneficiaries if the entities do not effectively disperse risks among parties involved. An enterprise that holds significant variable interests in a variable interest entity but is not the primary beneficiary is required to disclose certain information regarding its interest in variable interest entities. This Interpretation applies in the first fiscal year or interim period beginning after June 15, 2003, to variable interest entities in which an enterprise holds a variable interest that is acquired before February 1, 2003. It also applies immediately to variable interest entities created after January 31, 2003 and to variable interest entities in which an enterprise obtains an interest after that date. This Interpretation may be applied prospectively with a cumulative-effect adjustment as of the date on which it is first applied or by restating previously issued financial statements for one or more years with a cumulative-effect adjustment as of the beginning of the first year restated. Interpretation No. 46 did not have an impact on Park's financial condition, results of operations, or cash flows.

FASB Statement No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity (FAS 150): FAS 150 was issued in May 2003, to establish standards for how an issuer such as Park classifies and measures certain financial instruments with characteristics of both liability and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). Many of those instruments were previously classified as equity. Some of the provisions of FAS 150 are consistent with FASB Concepts Statement No. 6, *Elements of Financial Statements.* The remaining provisions of FAS 150 are consistent with FASB's proposal to revise that definition to encompass certain obligations that a reporting entity can or must settle by issuing its own equity shares, depending on the nature of the relationship established between the holder and the issuer. FAS 150 does not apply to features that are embedded in the financial instrument that is not a derivative in its entirety. FAS 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The impact of this new pronouncement did not have a material impact on Park's financial condition, results of operations, or cash flows.

FASB Statement No. 132 (revised 2003), Employers' Disclosures About Pensions and Other Post Retirement Benefits, an Amendment of FASB Statements No. 87, 88, and 106 (FAS 132r): FAS 132r was issued in December 2003, to improve financial statement disclosures for defined benefit plans. The change replaces existing FASB disclosure requirements for pensions and requires that companies provide more details about their plan assets, benefit obligations, cash flows, benefit costs and other relevant information. It does not change the measurement or recognition of those plans required by FASB Statements No. 87, *Employers' Accounting for Pensions;* No. 88, *Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination of Benefits;* and No. 106, *Employers' Accounting for Post Retirement Benefits Other than Pensions.* FAS 132r retains the disclosure requirements contained in FASB Statement No. 132, *Employers' Disclosure About Pensions and Other Post Retirement Benefits.* See Note 12 for Park's benefit plan disclosure.

2. ORGANIZATION AND ACQUISITIONS

Park National Corporation is a multi-bank holding company headquartered in Newark, Ohio. Through its banking subsidiaries, The Park National Bank (PNB), The Richland Trust Company (RTC), Century National Bank (CNB), The First-Knox National Bank of Mount Vernon (FKNB), United Bank, N.A. (UB), Second National Bank (SNB), The Security National Bank and Trust Co. (SEC), and The Citizens National Bank of Urbana (CIT), Park is engaged in a general commercial banking and trust business, primarily in Central Ohio. A wholly owned subsidiary of Park, Guardian Finance Company (GFC) began operating in May 1999. GFC is a consumer finance company located in Central Ohio. PNB operates through two banking divisions with the Park National Division headquartered in Newark, Ohio and the Fairfield National Division headquartered in Lancaster, Ohio. FKNB also operates through two banking divisions with the First-Knox National Division headquartered in Mount Vernon, Ohio and the Farmers and Savings Division headquartered in Loudonville, Ohio. SEC also operates through two banking divisions with the Security National Division headquartered in Springfield, Ohio and the Unity National Division (formerly The Third Savings and Loan Company) headquartered in Piqua, Ohio. All of the banking subsidiaries and their respective divisions provide the following principal services: the acceptance of deposits for demand, savings, and time accounts; commercial, industrial, consumer and real estate lending, including installment loans, credit cards, home equity lines of credit and commercial and auto leasing; trust services; cash management; safe deposit operations; electronic funds transfers; and a variety of additional banking-related services. See Note 19 for financial information on the Corporation's banking subsidiaries.

On March 23, 2001, Park merged with Security Banc Corporation, a $995 million bank holding company headquartered in Springfield, Ohio, in a transaction accounted for as a pooling-of-interests. Park issued approximately 3,350,000 shares of common stock to the stockholders of Security Banc Corporation based upon an exchange ratio of .284436 shares of Park common stock for each outstanding share of Security Banc Corporation common stock. The three financial institution subsidiaries of Security Banc Corporation (The Security National Bank and Trust Co., The Citizens National Bank of Urbana, and The Third Savings and Loan Company) are being operated as two separate subsidiaries by Park. The Third Savings and Loan Company is now being operated as a separate division of The Security National Bank and Trust Co. under the name of the Unity National Division and The Citizens National Bank of Urbana is also being operated as a separate banking subsidiary of Park. The historical financial statements of Park have been restated to show Security Banc Corporation and Park on a combined basis.

On April 30, 2000, Park merged with U.B. Bancshares, Inc., a $180 million one bank holding company headquartered in Bucyrus, Ohio in a transaction accounted for as a pooling-of-interests. Park issued approximately 325,000 shares of common stock to the stockholders of U.B. Bancshares, Inc. based upon an exchange ratio of .577209 shares of Park common stock for each outstanding share of U.B. Bancshares, Inc. common stock. United Bank, N.A., the wholly owned subsidiary of U.B. Bancshares, Inc. is being operated as a separate banking subsidiary by Park. Park also merged with SNB Corp., a $300 million one bank holding company headquartered in Greenville, Ohio, on April 30, 2000 in a transaction accounted for as a pooling-of-interests. Park issued approximately 835,000 shares of common stock to the stockholders of SNB Corp. based upon an exchange ratio of 5.367537 shares of Park common stock for each outstanding share of SNB Corp. common stock. Second National Bank, the wholly owned subsidiary of SNB Corp., is being operated as a separate banking subsidiary by Park.

On December 13, 2001, Security National Division acquired a branch office in Jamestown, Ohio. In addition to the fixed assets, the purchase included $15 million in deposits and $3 million in loans. The excess of the cost over net tangible assets purchased, core deposit intangible, was $1 million and is being amortized using the straight-line method over seven years.

3. RESTRICTIONS ON CASH AND DUE FROM BANKS

The Corporation's banking subsidiaries are required to maintain average reserve balances with the Federal Reserve Bank. The average required reserve balance was approximately $28,928,000 and $25,814,000 at December 31, 2003 and 2002, respectively. No other compensating balance arrangements were in existence at year end.

4. INVESTMENT SECURITIES

The amortized cost and fair values of investment securities are shown below. Management evaluates the investment securities on a quarterly basis for permanent impairment. No impairment charges have been deemed necessary in 2003 and 2002.

(In thousands)	Amortized Cost	Gross Unrealized Holding Gains	Gross Unrealized Holding Losses	Estimated Fair Value
2003:				
Securities Available-for-Sale				
Obligations of U.S. Treasury and other U.S. Government agencies	$ 24,389	$ 965	$ —	$ 25,354
Obligations of states and political subdivisions	93,936	5,598	6	99,528
U.S. Government agencies' asset-backed securities and other asset-backed securities	1,737,215	23,393	1,305	1,759,303
Other equity securities	43,997	522	7	44,512
Total	**$1,899,537**	**$30,478**	**$1,318**	**$1,928,697**
2003:				
Securities Held-to-Maturity				
Obligations of states and political subdivisions	$ 21,480	$ 863	$ —	$ 22,343
U.S. Government agencies' asset-backed securities and other asset-backed securities	41,049	171	—	41,220
Total	**$ 62,529**	**$ 1,034**	**$ —**	**$ 63,563**
2002:				
Securities Available-for-Sale				
Obligations of U.S. Treasury and other U.S. Government agencies	$ 158,122	$ 3,513	$ —	$ 161,635
Obligations of states and political subdivisions	111,019	6,387	7	117,399
U.S. Government agencies' asset-backed securities and other asset-backed securities	681,316	26,723	—	708,039
Other equity securities	42,860	331	—	43,191
Total	$ 993,317	$36,954	$ 7	$1,030,264
2002:				
Securities Held-to-Maturity				
Obligations of states and political subdivisions	$ 24,835	$ 777	$ —	$ 25,612
U.S. Government agencies' asset-backed securities and other asset-backed securities	328,043	7,033	—	335,076
Total	$ 352,878	$ 7,810	$ —	$ 360,688

The amortized cost and estimated fair value of investments in debt securities at December 31, 2003 are shown below by contractual maturity or the expected call date, except for asset-backed securities which are shown based on expected principal repayments. The average yield is computed on a tax equivalent basis using a 35 percent tax rate.

(Dollars in thousands)	Amortized Cost	Estimated Fair Value	Weighted Average Maturity	Average Yield
Securities Available-for-Sale				
U.S. Treasury and agencies' notes:				
Due within one year	$ 14,389	$ 14,776	0.46 years	6.61%
Due one through five years	10,000	10,578	1.02 years	7.42%
Total	**$ 24,389**	**$ 25,354**	**0.69 years**	**6.94%**

(Dollars in thousands)	Amortized Cost	Estimated Fair Value	Weighted Average Maturity	Average Yield
Obligations of states and political subdivisions:				
Due within one year	$ 14,072	$ 14,291	0.43 years	7.64%
Due one through five years	72,148	77,056	3.17 years	7.13%
Due five through ten years	7,716	8,181	6.55 years	7.60%
Total	$ 93,936	$ 99,528	3.04 years	7.24%
U.S. Government agencies' asset-backed securities and other asset-backed securities:				
Due within one year	$ 286,839	$ 290,482	0.52 years	4.96%
Due one through five years	724,393	733,618	2.82 years	4.92%
Due five through ten years	479,319	485,406	7.30 years	4.79%
Due over ten years	246,664	249,797	12.06 years	4.67%
Total	$1,737,215	$1,759,303	4.99 years	4.85%
Securities Held-to-Maturity				
Obligations of state and political subdivisions:				
Due within one year	$ 3,764	$ 3,841	0.52 years	7.91%
Due one through five years	16,187	16,892	3.49 years	6.51%
Due five through ten years	1,529	1,610	5.98 years	7.00%
Total	$ 21,480	$ 22,343	3.14 years	6.79%
U.S. Government agencies' asset-backed securities and other asset-backed securities:				
Due within one year	$ 32,556	$ 32,692	0.39 years	4.58%
Due one through five years	8,374	8,409	1.40 years	5.18%
Due five through ten years	96	96	7.00 years	2.84%
Due over ten years	23	23	11.93 years	2.71%
Total	$ 41,049	$ 41,220	0.62 years	4.70%

Investment securities having a book value of $1,220 million and $989 million at December 31, 2003 and 2002, respectively, were pledged to collateralize government and trust department deposits in accordance with federal and state requirements and to secure repurchase agreements sold.

In 2003, 2002, and 2001, gross gains of $1,507,000, $113,000 and $192,000, and gross losses of $7,567,000, $295,000 and $52,000 were realized, respectively. Tax benefits related to net securities losses were $2,121,000 in 2003, and $64,000 in 2002. Tax expense related to net securities gains in 2001 was $49,000.

5. LOANS

The composition of the loan portfolio is as follows:

December 31 (Dollars in thousands)	2003	2002
Commercial, financial and agricultural	$ 441,165	$ 440,030
Real estate:		
Construction	121,160	99,102
Residential	983,702	998,202
Commercial	670,082	617,270
Consumer, net	450,145	441,747
Leases, net	64,549	95,836
Total loans	$2,730,803	$2,692,187

Under the Corporation's credit policies and practices, all nonaccrual and restructured commercial, financial, agricultural, construction and commercial real estate loans meet the definition of impaired loans under SFAS No. 114 and 118. Impaired loans as defined by SFAS No. 114 and 118 exclude certain consumer loans, residential real estate loans and lease financing classified as nonaccrual. The majority of the loans deemed impaired were evaluated using the fair value of the collateral as the measurement method.

Nonaccrual and restructured loans are summarized as follows:

December 31 (Dollars in thousands)	2003	2002
Impaired loans:		
Nonaccrual	$15,921	$17,579
Restructured	5,452	2,599
Total impaired loans	21,373	20,178
Other nonaccrual loans	—	—
Total nonaccrual and restructured loans	$21,373	$20,178

The allowance for credit losses related to impaired loans at December 31, 2003 and 2002 was $4,275,000 and $4,036,000, respectively. All impaired loans for both periods were subject to a related allowance for credit losses.

The average balance of impaired loans was $19,913,000, $20,427,000 and $21,560,000 for 2003, 2002, and 2001, respectively.

Interest income on impaired loans is recognized after all past due and current principal payments have been made, and collectibility is no longer doubtful. For the years ended December 31, 2003, 2002, and 2001, the Corporation recognized $924,000, $1,080,000 and $1,626,000, respectively, of interest income on impaired loans, which included $632,000, $833,000 and $1,188,000, respectively, of interest income recognized using the cash basis method of income recognition.

Certain of the Corporation's executive officers, directors and their affiliates are loan customers of the Corporation's banking subsidiaries. As of December 31, 2003 and 2002, loans aggregating approximately $94,541,000 and $86,111,000, respectively, were outstanding to such parties.

6. ALLOWANCE FOR LOAN LOSSES

Activity in the allowance for loan losses is summarized as follows:

(Dollars in thousands)	2003	2002	2001
Balance, January 1	$62,028	$59,959	$57,473
Provision for loan losses	12,595	15,043	13,059
Losses charged to the reserve	(18,036)	(19,827)	(17,820)
Recoveries	6,555	6,853	7,247
Balance, December 31	$63,142	$62,028	$59,959

7. INVESTMENT IN FINANCING LEASES

The following is a summary of the components of the Corporation's affiliates' net investment in direct financing leases:

December 31 (Dollars in thousands)	2003	2002
Total minimum payments to be received	$42,695	$ 63,864
Estimated unguaranteed residual value of leased property	24,288	36,182
Less unearned income	(2,434)	(4,210)
Total	$64,549	$95,836

Minimum lease payments to be received as of December 31, 2003 are:

(In thousands)	
2004	$23,374
2005	9,855
2006	5,220
2007	2,734
2008	1,135
Thereafter	377
Total	$42,695

8. PREMISES AND EQUIPMENT

The major categories of premises and equipment and accumulated depreciation are summarized as follows:

December 31 (Dollars in thousands)	2003	2002
Land	$ 10,105	$ 9,777
Buildings	46,095	45,198
Equipment, furniture and fixtures	46,932	45,949
Leasehold improvements	2,436	2,022
Total	105,568	102,946
Less accumulated depreciation and amortization	(68,822)	(64,212)
Premises and Equipment, net	$ 36,746	$ 38,734

Depreciation and amortization expense amounted to $5,866,000, $5,630,000 and $5,515,000 for the three years ended December 31, 2003, 2002 and 2001, respectively.

The Corporation and its subsidiaries lease certain premises and equipment accounted for as operating leases. The following is a schedule of the future minimum rental payments required for the next five years under such leases with initial terms in excess of one year:

(In thousands)	
2004	$1,076
2005	901
2006	721
2007	576
2008	468
Thereafter	698
Total	$4,440

Rent expense amounted to $1,307,000, $1,120,000 and $972,000, for the three years ended December 31, 2003, 2002 and 2001, respectively.

9. SHORT-TERM BORROWINGS

Short-term borrowings are as follows:

December 31 (Dollars in thousands)	2003	2002
Securities sold under agreements to repurchase and federal funds purchased	$367,082	$174,086
Federal Home Loan Bank advances	145,050	—
Other short-term borrowings	4,627	14,792
Total short-term borrowings	$516,759	$188,878

The outstanding balances for all short-term borrowings as of December 31, 2003, 2002 and 2001 (in thousands) and the weighted-average interest rates as of and paid during each of the years then ended are as follows:

(Dollars in thousands)	Repurchase Agreements and Federal Funds Purchased	Federal Home Loan Bank Advances	Demand Notes Due U.S. Treasury and Other
2003:			
Ending balance	**$367,082**	**$145,050**	**$ 4,627**
Highest month-end balance	**777,707**	**145,050**	**9,914**
Average daily balance	**495,704**	**16,011**	**3,613**
Weighted-average interest rate:			
As of year-end	**1.09%**	**1.01%**	**1.00%**
Paid during the year	**0.50%**	**1.24%**	**1.12%**
2002:			
Ending balance	$174,086	$ —	$14,792
Highest month-end balance	293,551	70,000	14,792
Average daily balance	206,637	14,923	4,678
Weighted-average interest rate:			
As of year-end	1.13%	—	1.25%
Paid during the year	1.42%	1.80%	2.18%
2001:			
Ending balance	$276,467	$ 40,000	$ 1,844
Highest month-end balance	276,467	117,500	13,649
Average daily balance	235,447	38,493	5,304
Weighted-average interest rate:			
As of year-end	1.67%	1.65%	1.40%
Paid during the year	3.16%	4.29%	3.96%

At December 31, 2003 and 2002, Federal Home Loan Bank (FHLB) advances were collateralized by the FHLB stock owned by the Corporation's affiliate banks and by residential mortgage loans pledged under a blanket agreement by the Corporation's affiliate banks.

10. LONG-TERM DEBT

Long-term debt is listed below:

December 31 (Dollars in thousands)	2003	2002
Fixed rate Federal Home Loan Bank advances with monthly principal and interest payments:		
5.63% Advance due September 2004	$ 22	$117
6.32% Advance due February 2005	—	229
6.95% Advance due May 2007	29	64
6.56% Advance due December 2007	55	67
6.55% Advance due February 2008	94	179
3.78% Advance due July 2018	109	—
2.00% Advance due November 2027	34	35
2.00% Advance due January 2028	34	35
Fixed rate Federal Home Loan Bank advances with monthly interest payments:		
5.91% Advance due April 2003	—	1,000
5.99% Advance due February 2005	3,000	3,000
5.96% Advance due June 2005	2,000	2,000
5.85% Advance due September 2005	3,000	3,000
4.80% Advance due January 2006	—	75,000
4.80% Advance due July 2008	75,000	—
4.76% Advance due November 2008	9,500	9,500
4.61% Advance due December 2008	3,000	3,000
4.98% Advance due January 2009	50,000	50,000
5.20% Advance due March 2009	20,000	20,000
6.14% Advance due September 2010	10,000	10,000
5.80% Advance due November 2010	5,000	5,000
4.75% Advance due January 2011	5,000	5,000
Zero rate Federal Home Loan Bank advances:		
0.00% Advance due September 2005	50	—
0.00% Advance due October 2005	50	—
Adjustable rate Federal Home Loan Bank advances with monthly interest payments:		
1.23% Advance due November 2005	200,000	—
Adjustable rate broker repurchase agreements with monthly interest payments:		
1.14% Repurchase agreement due March 2007	75,000	—
1.14% Repurchase agreement due December 2007	25,000	—
Total long-term debt	$485,977	$187,226

At December 31, 2003 and 2002, Federal Home Loan Bank (FHLB) advances were collateralized by the FHLB stock owned by the Corporation's affiliate banks and by residential mortgage loans pledged under a blanket agreement by the Corporation's affiliate banks.

11. STOCK OPTION PLAN

The Park National Corporation 1995 Incentive Stock Option Plan ("the Park Plan") was adopted April 17, 1995, amended April 20, 1998, and April 16, 2001. The Park Plan is intended as an incentive to encourage stock ownership by the key employees of the affiliates of the Corporation. The maximum number of common shares with respect to which incentive stock options may be granted under the Park Plan is 1,200,000. At December 31, 2003, 471,937 options were available for future grants under this plan. Incentive stock options may be granted at a price not less than the fair market value at the date of the grant, and for an option term of up to five years. No incentive stock options may be granted under the Park Plan after January 16, 2005.

The stock option plans of SNB Corp., U.B. Bancshares, Inc., and Security Banc Corporation are included in Park's stock option activity and related information summarized below. All data has been restated, as applicable, for subsequent stock dividends.

	Stock Options	
	Number	Weighted Average Exercise Price per Share
January 1, 2001	355,737	$86.23
Granted	125,383	88.09
Exercised	(19,496)	55.54
Forfeited/Expired	(11,852)	89.87
December 31, 2001	449,772	87.98
Granted	164,376	92.69
Exercised	(49,726)	63.28
Forfeited/Expired	(12,216)	86.76
December 31, 2002	552,206	91.63
Granted	170,595	96.71
Exercised	(57,553)	85.48
Forfeited/Expired	(74,680)	93.26
December 31, 2003	**590,568**	**$93.49**

Range of exercise prices:	$33.04 – $161.72
Weighted-average remaining contractual life:	3.0 Years
Exerciseable at year end:	574,136
Weighted-average exercise price of exerciseable options:	$93.43

The Corporation has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock issued to Employees" (APB 25) and related interpretations in accounting for its employee stock options because, as discussed below, the alternative fair value accounting provided for under SFAS No. 123, "Accounting for Stock Based Compensation," requires the use of option valuation models that were not developed for use in valuing employee stock options. Under APB 25, because the exercise price of the Corporation's employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.

The fair value of these options was estimated at the date of grant using a Black-Scholes options pricing model with the following weighted-average assumptions for 2003, 2002 and 2001, respectively: risk-free interest rates of 2.74%, 3.82% and 4.82%; a dividend yield of 3.00% for both 2003 and 2002 and 2.50 % for 2001, a volatility factor of the expected market price of the Corporation's common stock of .170, .145 and .211 and a weighted-average expected option life of 4.0 years. The weighted-average fair value of options granted were $11.07, $10.50 and $16.32 for 2003, 2002 and 2001, respectively.

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, options valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Corporation's employee stock options have characteristics significantly different from those of traded options and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

The Corporation's pro-forma information follows:

(Dollars in thousands, except per share data)	2003	2002	2001
Net income as reported	**$86,878**	$85,579	$78,362
Pro-forma net income	**84,989**	83,852	76,315
Basic earnings per share as reported	**6.31**	6.17	5.59
Pro-forma basic earnings per share	**6.17**	6.04	5.44
Diluted earnings per share as reported	**6.27**	6.15	5.58
Pro-forma diluted earnings per share	**6.13**	6.03	5.43

12. BENEFIT PLANS

The Corporation has a noncontributory defined benefit pension plan covering substantially all of its employees. The plan provides benefits based on an employee's years of service and compensation.

The Corporation's funding policy is to contribute annually an amount that can be deducted for federal income tax purposes using a different actuarial cost method and different assumptions from those used for financial reporting purposes.

Using an accrual measurement date of September 30, plan assets for the pension plan are listed below:

(Dollars in thousands)	2003	2002
Change in fair value of plan assets:		
Fair value at beginning of measurement period	**$24,240**	$27,750
Actual return on plan assets	**5,114**	(3,948)
Company contributions	**9,880**	2,292
Benefits paid	**(2,879)**	(1,854)
Fair value at end of measurement period	**$36,355**	$24,240

The asset allocation for the defined benefit pension plan as of the measurement date, by asset category, is as follows:

		Percentage of Plan Assets	
Asset Category	Target Allocation	2003	2002
Equity securities	50% – 100%	**81%**	73%
Fixed income and cash equivalents	remaining balance	**19%**	27%
Other	—	**—**	—
Total	—	**100%**	100%

The investment policy, as established by the Retirement Plan Committee, is to invest assets per the target allocation stated above. Assets will be reallocated periodically based on the investment strategy of the Retirement Plan Committee. The investment policy is reviewed periodically.

The expected long-term rate of return on plan assets is 7.75% in 2003 and 8.00% in 2002. This return is based on the expected return of each of the asset categories, weighted based on the median of the target allocation for each class.

Using an actuarial measurement date of September 30, benefit obligation activity is listed as follows:

(Dollars in thousands)	2003	2002
Change in benefit obligation:		
Projected benefit obligation at beginning of measurement period	**$33,885**	$31,642
Service cost	**2,095**	2,047
Interest cost	**2,347**	2,261
Actuarial loss or (gain)	**4,500**	(211)
Benefits paid	**(2,879)**	(1,854)
Projected benefit obligation at the end of measurement period	**$39,948**	$33,885

The accumulated benefit obligation for the defined benefit pension plan was $33,148,000 at September 30, 2003 and $28,267,000 at September 30, 2002.

The weighted average assumptions used to determine benefit obligations at September 30, were as follows:

	2003	2002
Discount rate	6.25%	7.00%
Rate of compensation increase	4.00%	4.00%

The estimated future pension benefit payments reflecting expected future service for the next ten years are shown below in thousands:

2004	$ 918
2005	1,073
2006	1,133
2007	1,407
2008	1,612
2009 – 2013	13,212
Total	$19,355

The following table displays the funded status of the defined benefit pension plan which is computed by taking the difference between the fair value of the plan assets and the projected benefit obligation at the measurement date of September 30. The following table also provides information on the prepaid or accrued benefit cost at September 30.

(Dollars in thousands)	2003	2002
Funded status	$(3,593)	$(9,645)
Unrecognized prior service cost	262	274
Unrecognized net actuarial loss	8,987	7,802
Additional minimum liability	—	(2,458)
Prepaid (accrued) benefit cost	$ 5,656	$(4,027)

Using an actuarial measurement date of September 30, components of net periodic benefit cost are as follows:

(Dollars in thousands)	2003	2002	2001
Components of net periodic benefit cost:			
Service cost	$ 2,095	$ 2,047	$ 1,861
Interest cost	2,347	2,261	2,144
Expected return on plan assets	(2,138)	(2,197)	(2,440)
Amortization of prior service cost	12	(7)	(8)
Recognized net actuarial loss/(gain)	339	—	(177)
Benefit cost	$ 2,655	$ 2,104	$ 1,380

The weighted average assumptions used to determine net periodic benefit cost for the years ended December 31, follow:

	2003	2002
Discount rate	7.00%	7.28%
Rate of compensation increase	4.00%	5.00%
Expected long-term return on plan assets	8.00%	8.00%

The Corporation has a voluntary salary deferral plan covering substantially all of its employees. Eligible employees may contribute a portion of their compensation subject to a maximum statutory limitation. The Corporation provides a matching contribution established annually by the Corporation. Contribution expense for the Corporation was $1,393,000, $1,240,000 and $1,139,000 for 2003, 2002, and 2001, respectively.

The Corporation has a Supplemental Executive Retirement Plan (SERP) covering certain key officers of the Corporation and its subsidiaries with defined pension benefits in excess of limits imposed by federal tax law. At December 31, 2003 and 2002, the accrued benefit cost for this plan totaled $4,212,000 and $3,369,000, respectively. The expense for the Corporation was $1,236,000, $660,000, and $320,000 for 2003, 2002, and 2001, respectively.

13. FEDERAL INCOME TAXES

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Corporation's deferred tax assets and liabilities are as follows:

December 31 (Dollars in thousands)	2003	2002
Deferred tax assets:		
Allowance for loan losses	$22,070	$21,479
Intangible assets	3,946	3,615
Deferred compensation	3,723	3,369
Other	2,650	2,127
Total deferred tax assets	$32,389	$30,590
Deferred tax liabilities:		
Lease revenue reporting	$10,756	$14,046
Accumulated other comprehensive income	10,206	12,071
Deferred investment income	7,642	7,573
Mortgage servicing rights	3,214	1,934
Other	272	193
Total deferred tax liabilities	32,090	35,817
Net deferred tax asset (liability)	$ 299	$ (5,227)

The components of the provision for federal income taxes are shown below:

(Dollars in thousands)	2003	2002	2001
Currently payable	$39,972	$39,115	$31,791
Deferred	(3,661)	(3,519)	763
Total	$36,311	$35,596	$32,554

The following is a reconcilement of federal income tax expense to the amount computed at the statutory rate of 35% for the years ended December 31, 2003, 2002 and 2001.

December 31	2003	2002	2001
Statutory corporate tax rate	35.0%	35.0%	35.0%
Changes in rates resulting from:			
Tax-exempt interest income	(2.1%)	(2.4%)	(2.8%)
Tax credits (low income housing)	(2.1%)	(1.9%)	(1.9%)
Other	(1.3%)	(1.3%)	(.9%)
Effective tax rate	29.5%	29.4%	29.4%

14. EARNINGS PER SHARE

SFAS No. 128, "Earnings Per Share" requires the reporting of basic and diluted earnings per share. Basic earnings per share excludes any dilutive effects of options, warrants and convertible securities. Diluted earnings per share is very similar to the previously reported fully diluted earnings per share.

The following table sets forth the computation of basic and diluted earnings per share:

Year ended December 31 (Dollars in thousands, except per share data)	2003	2002	2001
Numerator:			
Net income	$ 86,878	$ 85,579	$ 78,362
Denominator:			
Basic earnings per share: Weighted-average shares	13,770,380	13,878,530	14,020,303
Effect of dilutive securities – stock options	88,117	31,144	30,899
Diluted earnings per share: Adjusted weighted-average shares and assumed conversions	13,858,497	13,909,674	14,051,202
Earnings per share:			
Basic earnings per share	$6.31	$6.17	$5.59
Diluted earnings per share	$6.27	$6.15	$5.58

15. DIVIDEND RESTRICTIONS

Bank regulators limit the amount of dividends a subsidiary bank can declare in any calendar year without obtaining prior approval. At December 31, 2003, approximately $6,249,000 of the total stockholders' equity of the bank subsidiaries were available for the payment of dividends to the Corporation, without approval by the applicable regulatory authorities.

16. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK AND FINANCIAL INSTRUMENTS WITH CONCENTRATIONS OF CREDIT RISK

The Corporation is party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include loan commitments and standby letters of credit. The instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the financial statements.

The Corporation's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for loan commitments and standby letters of credit is represented by the contractual amount of those instruments. The Corporation uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments. Since many of the loan commitments may expire without being drawn upon, the total commitment amount does not necessarily represent future cash requirements. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan commitments to customers.

The total amounts of off-balance sheet financial instruments with credit risk are as follows:

December 31 (Dollars in thousands)	2003	2002
Loan commitments	$577,998	$498,762
Unused credit card limits	141,442	150,821
Standby letters of credit	22,300	13,224

The loan commitments are generally for variable rates of interest.

The Corporation grants retail, commercial and commercial real estate loans to customers primarily located in Central Ohio. The Corporation evaluates each customer's credit worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Corporation upon extension of credit, is based on management's credit evaluation of the customer. Collateral held varies but may include accounts receivable, inventory, property, plant and equipment, and income-producing commercial properties.

Although the Corporation has a diversified loan portfolio, a substantial portion of the borrowers' ability to honor their contracts is dependent upon the economic conditions in each borrower's geographic location.

17. FAIR VALUES OF FINANCIAL INSTRUMENTS

The following methods and assumptions were used by the Corporation in estimating its fair value disclosures for financial instruments:

Cash and cash equivalents: The carrying amounts reported in the balance sheet for cash and short-term instruments approximate those assets' fair values.

Investment securities: Fair values for investment securities are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments.

Loans receivable: For variable-rate loans that reprice frequently and with no significant change in credit risk, fair values are based on carrying values. The fair values for certain mortgage loans (e.g., one-to-four family residential) are based on quoted market prices of similar loans sold in conjunction with securitization transactions, adjusted for differences in loan characteristics. The fair values for other loans are estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality.

Off-balance sheet instruments: Fair values for the Corporation's loan commitments and standby letters of credit are based on the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counter parties' credit standing.

Deposit liabilities: The fair values disclosed for demand deposits (e.g., interest and non interest checking, savings, and money market accounts) are, by definition, equal to the amount payable on demand at the reporting date (i.e., their carrying amounts). The carrying amounts for variable rate, fixed-term certificates of deposit approximate their fair values at the reporting date. Fair values for fixed rate certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregated expected monthly maturities on time deposits.

Short-term borrowings: The carrying amounts of federal funds purchased, borrowings under repurchase agreements, and other short-term borrowings approximate their fair values.

Long-term debt: Fair values for long-term debt are estimated using a discounted cash flow calculation that applies interest rates currently being offered on long-term debt to a schedule of monthly maturities.

The fair value of financial instruments at December 31, 2003 and 2002 is as follows:

December 31, (In thousands)	2003 Carrying Amount	2003 Fair Value	2002 Carrying Amount	2002 Fair Value
Financial assets:				
Cash and federal funds sold	$ 169,782	$ 169,782	$ 238,788	$ 238,788
Interest bearing deposits with other banks	50	50	50	50
Investment securities	1,991,226	1,992,260	1,383,142	1,390,952
Loans:				
Commercial, financial and agricultural	441,165	441,165	440,030	440,030
Real estate:				
Construction	121,160	121,160	99,102	99,102
Residential	983,702	990,145	998,202	1,013,554
Commercial	670,082	673,319	617,270	626,276
Consumer, net	450,145	457,725	441,747	447,680
Total loans	2,666,254	2,683,514	2,596,351	2,626,642
Allowance for loan losses	(63,142)	—	(62,028)	—
Loans receivable, net	$2,603,112	$2,683,514	$2,534,323	$2,626,642
Financial liabilities:				
Noninterest bearing checking	$ 547,793	$ 547,793	$ 594,157	$ 594,157
Interest bearing checking	555,230	555,230	481,117	481,117
Savings	573,893	573,893	545,578	545,578
Money market accounts	233,170	233,170	310,032	310,032
Time deposits	1,502,619	1,515,196	1,562,686	1,581,954
Other	1,544	1,544	1,565	1,565
Total deposits	$3,414,249	$3,426,826	$3,495,135	$3,514,403
Short-term borrowings	516,759	516,759	188,878	188,878
Long-term debt	485,977	498,632	187,226	205,617
Unrecognized financial instruments:				
Loan commitments	—	(578)	—	(499)
Standby letters of credit	—	(112)	—	(66)

18. CAPITAL RATIOS

The following table reflects various measures of capital at December 31, 2003 and December 31, 2002:

December 31, (Dollars in thousands)	2003 Amount	2003 Ratio	2002 Amount	2002 Ratio
Total equity (1)	**$543,041**	**10.79%**	$509,292	11.45%
Tier 1 capital (2)	**510,456**	**16.51%**	468,794	16.51%
Total risk-based capital (3)	**549,650**	**17.78%**	504,642	17.78%
Leverage (4)	**510,456**	**10.79%**	468,794	10.72%

(1) Computed in accordance with generally accepted accounting principles, including accumulated other comprehensive income.

(2) Stockholders' equity less certain intangibles and accumulated other comprehensive income; computed as a ratio to risk-adjusted assets as defined.

(3) Tier 1 capital plus qualifying loan loss allowance; computed as a ratio to risk-adjusted assets, as defined.

(4) Tier 1 capital computed as a ratio to average total assets less certain intangibles.

At December 31, 2003 and 2002, the Corporation's Tier 1, total risk-based capital and leverage ratios were well above both the required minimum levels of 4.00%, 8.00% and 4.00%, respectively, and the well-capitalized levels of 6.00%, 10.00% and 5.00%, respectively.

At December 31, 2003, and 2002, all of the Corporation's subsidiary financial institutions met the well-capitalized levels under the capital definitions prescribed by the FDIC Improvement Act of 1991.

19. SEGMENT INFORMATION

The Corporation's segments are its banking subsidiaries. The operating results of the banking subsidiaries are monitored closely by senior management and each president of the subsidiary and division are held accountable for their results. Information about reportable segments follows. See Note 2 for a detailed description of individual banking subsidiaries.

Operating Results for the year ended December 31, 2003 (In thousands)	PNB	RTC	CNB	FKNB	UB	SNB	SEC	CIT	All Other	Total
Net interest income	**$ 61,254**	**$ 21,081**	**$ 19,180**	**$ 31,459**	**$ 8,615**	**$ 13,962**	**$ 31,631**	**$ 6,493**	**$ 8,962**	**$ 202,637**
Provision for loan losses	**5,385**	**845**	**2,025**	**1,997**	**110**	**360**	**1,471**	**(35)**	**437**	**12,595**
Other income	**22,980**	**4,713**	**5,584**	**6,801**	**2,492**	**2,541**	**8,437**	**1,272**	**703**	**55,523**
Depreciation and amortization	**1,988**	**406**	**506**	**685**	**245**	**435**	**1,164**	**238**	**199**	**5,866**
Other expense	**35,575**	**9,759**	**10,850**	**15,547**	**5,705**	**6,853**	**19,175**	**4,236**	**8,810**	**116,510**
Income before taxes	**41,286**	**14,784**	**11,383**	**20,031**	**5,047**	**8,855**	**18,258**	**3,326**	**219**	**123,189**
Federal income taxes	**12,861**	**5,036**	**3,754**	**6,403**	**1,580**	**2,654**	**5,892**	**1,065**	**(2,934)**	**36,311**
Net income	**$ 28,425**	**$ 9,748**	**$ 7,629**	**$ 13,628**	**$ 3,467**	**$ 6,201**	**$ 12,366**	**$ 2,261**	**$ 3,153**	**$ 86,878**
Balances at December 31, 2003:										
Assets	**$1,636,753**	**$576,461**	**$495,594**	**$727,543**	**$245,175**	**$400,233**	**$922,334**	**$204,691**	**$(173,828)**	**$5,034,956**
Loans	**927,663**	**260,726**	**293,242**	**462,758**	**93,669**	**182,980**	**436,873**	**69,652**	**3,240**	**2,730,803**
Deposits	**1,084,537**	**386,507**	**340,657**	**478,207**	**181,259**	**276,267**	**572,031**	**131,853**	**(37,069)**	**3,414,249**

Operating Results for the year ended December 31, 2002 (In thousands)	PNB	RTC	CNB	FKNB	UB	SNB	SEC	CIT	All Other	Total
Net interest income	$ 61,793	$ 22,277	$ 19,599	$ 30,484	$ 8,762	$ 13,582	$ 34,031	$ 6,643	$ 8,161	$ 205,332
Provision for loan losses	6,590	1,995	880	2,963	205	225	1,090	705	390	15,043
Other income	21,550	3,662	5,561	6,055	1,834	1,950	8,269	1,505	464	50,850
Depreciation and amortization	2,026	378	455	669	257	443	933	277	192	5,630
Other expense	33,895	12,214	10,553	14,607	5,694	6,940	18,846	4,251	7,334	114,334
Income before taxes	40,832	11,352	13,272	18,300	4,440	7,924	21,431	2,915	709	121,175
Federal income taxes	12,524	3,844	4,435	5,654	1,295	2,299	6,824	896	(2,175)	35,596
Net income	$ 28,308	$ 7,508	$ 8,837	$ 12,646	$ 3,145	$ 5,625	$ 14,607	$ 2,019	$ 2,884	$ 85,579
Balances at December 31, 2002:										
Assets	$1,509,224	$470,775	$427,107	$661,338	$192,574	$333,374	$829,928	$166,424	$(144,119)	$4,446,625
Loans	872,341	257,535	278,644	461,014	97,001	176,501	467,049	80,257	1,845	2,692,187
Deposits	1,167,628	374,094	335,318	484,411	167,887	269,024	593,783	128,096	(25,106)	3,495,135

Operating Results for the year ended December 31, 2001 (In thousands)	PNB	RTC	CNB	FKNB	UB	SNB	SEC	CIT	All Other	Total
Net interest income	$ 59,933	$ 20,257	$ 18,669	$ 28,927	$ 7,640	$ 12,028	$ 33,396	$ 6,754	$ 5,340	$ 192,944
Provision for loan losses	4,025	1,255	270	1,673	520	(1,565)	5,800	819	262	13,059
Other income	20,128	3,182	4,410	5,759	1,335	1,619	6,960	1,398	447	45,238
Depreciation and amortization	1,761	424	503	658	268	627	791	300	183	5,515
Other expense	33,800	10,801	9,919	14,901	5,649	6,602	18,777	4,112	4,131	108,692
Income before taxes	40,475	10,959	12,387	17,454	2,538	7,983	14,988	2,921	1,211	110,916
Federal income taxes	12,475	3,707	4,131	5,092	629	2,302	4,763	923	(1,468)	32,554
Net income	$ 28,000	$ 7,252	$ 8,256	$ 12,362	$ 1,909	$ 5,681	$ 10,225	$ 1,998	$ 2,679	$ 78,362
Balances at December 31, 2001:										
Assets	$1,430,184	$487,638	$443,353	$669,384	$202,301	$334,354	$897,741	$175,967	$ (71,407)	$4,569,515
Loans	885,086	266,913	279,148	459,087	94,453	191,958	527,545	90,626	992	2,795,808
Deposits	967,842	374,905	316,225	492,018	164,421	249,733	631,105	137,944	(19,990)	3,314,203

Reconciliation of financial information for the reportable segments to the Corporation's consolidated totals.

(In thousands)	Net Interest Income	Depreciation Expense	Other Expense	Income Taxes	Assets	Deposits
2003:						
Totals for reportable segments	**$193,675**	**$5,667**	**$107,702**	**$39,245**	**$5,208,784**	**$3,451,318**
Elimination of intersegment items	**—**	**—**	**—**	**—**	**(237,240)**	**(37,069)**
Parent Co. and GFC totals – not eliminated	**8,962**	**48**	**8,808**	**(2,934)**	**63,412**	**—**
Other items	**—**	**151**	**—**	**—**	**—**	**—**
Totals	**$202,637**	**$5,866**	**$116,510**	**$36,311**	**$5,034,956**	**$3,414,249**
2002:						
Totals for reportable segments	$197,171	$5,438	$107,000	$37,771	$4,590,744	$3,520,241
Elimination of intersegment items	—	—	—	—	(198,364)	(25,106)
Parent Co. and GFC totals – not eliminated	8,161	42	7,334	(2,175)	54,245	—
Other items	—	150	—	—	—	—
Totals	$205,332	$5,630	$114,334	$35,596	$4,446,625	$3,495,135
2001:						
Totals for reportable segments	$187,604	$5,332	$104,561	$34,022	$4,640,922	$3,334,193
Elimination of intersegment items	—	—	—	—	(110,620)	(19,990)
Parent Co. and GFC totals – not eliminated	5,340	33	4,131	(1,468)	39,213	—
Other items	—	150	—	—	—	—
Totals	$192,944	$5,515	$108,692	$32,554	$4,569,515	$3,314,203

20. PARENT COMPANY STATEMENTS

The Parent Company statements should be read in conjunction with the consolidated financial statements and the information set forth below.

Investments in subsidiaries are accounted for using the equity method of accounting.

The effective tax rate for the Parent Company is substantially less than the statutory rate due principally to tax-exempt dividends from subsidiaries.

Cash represents noninterest bearing deposits with a bank subsidiary.

Net cash provided by operating activities reflects cash payments for income taxes of $3,339,000, $1,621,000, and $1,422,000 in 2003, 2002, and 2001, respectively.

At December 31, 2003 and 2002, stockholders' equity reflected in the Parent Company balance sheet includes $136.8 million and $127.9 million, respectively, of undistributed earnings of the Corporation's subsidiaries which are restricted from transfer as dividends to the Corporation.

Balance Sheets

at December 31, 2003 and 2002

(In thousands)	2003	2002
Assets:		
Cash	**$119,318**	$ 71,315
Investment in subsidiaries	**312,677**	302,886
Debentures receivable from subsidiary banks	**56,000**	56,000
Other investments	**1,590**	1,873
Dividends receivable from subsidiaries	**51,900**	76,775
Other assets	**43,192**	38,722
Total assets	**$584,677**	$547,571
Liabilities:		
Dividends payable	**$ 12,131**	$ 11,463
Other liabilities	**29,505**	26,816
Total liabilities	**41,636**	38,279
Total stockholders' equity	**543,041**	509,292
Total liabilities and stockholders' equity	**$584,677**	$547,571

Statements of Income

for the years ended December 31, 2003, 2002 and 2001

(In thousands)	2003	2002	2001
Income:			
Dividends from subsidiaries	**$69,200**	$85,300	$106,500
Interest and dividends	**6,402**	6,443	4,309
Other	**730**	436	426
Total income	**76,332**	92,179	111,235
Expense:			
Other, net	**7,668**	6,452	3,649
Total expense	**7,668**	6,452	3,649
Income before federal taxes and equity in undistributed earnings of subsidiaries	**68,664**	85,727	107,586
Federal income tax benefit	**3,253**	2,327	1,513
Income before equity in undistributed earnings of subsidiaries	**71,917**	88,054	109,099
Equity in undistributed earnings of subsidiaries	**14,961**	(2,475)	(30,737)
Net income	**$86,878**	$85,579	$ 78,362

Statements of Cash Flows

for the years ended December 31, 2003, 2002 and 2001

(In thousands)	2003	2002	2001
Operating activities:			
Net income	**$86,878**	$85,579	$78,362
Adjustments to reconcile net income to net cash provided by operating activities:			
Undistributed earnings of subsidiaries	**(14,961)**	2,475	30,737
Decrease (increase) in dividends receivable from subsidiaries	**24,875**	(18,275)	2,125
(Increase) in other assets	**(5,385)**	(9,239)	(18,600)
Increase in other liabilities	**5,147**	4,885	18,943
Net cash provided by operating activities	**96,554**	65,425	111,567
Investing activities:			
Repayment of debenture from subsidiary bank	**—**	—	5,000
Capital contribution to subsidiary	—	—	(32,960)
Sale of investment securities	**447**	161	—
Other, net	**—**	189	191
Net cash provided by (used in) investing activities	**447**	350	(27,769)
Financing activities:			
Cash dividends paid	**(45,742)**	(42,292)	(37,585)
Proceeds from issuance of common stock	**130**	—	—
Cash payment for fractional shares	**(3)**	(3)	(97)
Purchase of treasury stock, net	**(3,383)**	(15,194)	(16,778)
Net cash used in financing activities	**(48,998)**	(57,489)	(54,460)
Increase in cash	**48,003**	8,286	29,338
Cash at beginning of year	**71,315**	63,029	33,691
Cash at end of year	**$119,318**	$71,315	$63,029

To the Board of Directors and Stockholders
Park National Corporation

We have audited the accompanying consolidated balance sheets of Park National Corporation and Subsidiaries as of December 31, 2003 and 2002, and the related consolidated statements of income, changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 2003. These consolidated financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Park National Corporation and Subsidiaries at December 31, 2003 and 2002, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

Columbus, Ohio
January 20, 2004

PARK NATIONAL CORPORATION

Post Office Box 3500
Newark, Ohio 43058-3500
740/349-8451
www.parknationalcorp.com